Filed Pursuant to Rule 424(b)(3)
Registration Number 333-148354

$250,000,000

CORPORACIÓN ANDINA DE FOMENTO

5.75% Notes Due 2017

We will pay interest on the notes on January 12 and July 12 of each year. Interest will accrue on the notes from and including January 12, 2008, and the first interest payment date will be July 12, 2008. We may not redeem the notes prior to their maturity on January 12, 2017. There is no sinking fund for these notes.

The $250,000,000 aggregate principal amount of notes offered by this prospectus supplement will form a single series with the $250,000,000 aggregate principal amount of our 5.75% Notes Due 2017 that were issued on September 12, 2006 and the $250,000,000 aggregate principal amount of our 5.75% Notes Due 2017 that were issued on January 29, 2007. Upon issuance and delivery of the notes offered by this prospectus supplement, the total aggregate principal amount outstanding of our 5.75% Notes Due 2017 will be $750,000,000.

			Proceeds to
		Underwriting	Corporación
	Price to	Discounts and	Andina de
	Public(1)	Commissions	Fomento(1)

Per Note	98.007%	.40%	97.607%
Total	$245,017,500	$1,000,000	$244,017,500

(1)	Plus accrued interest from January 12, 2008.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the notes in book-entry form only through The Depository Trust Company will be made on or about January 31, 2008.

Credit Suisse

HSBC	Merrill Lynch & Co.

The date of this prospectus supplement is January 24, 2008.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

About This Prospectus	1
Forward-Looking Information	2
Corporación Andina De Fomento	3
Legal Status of CAF	3
Use of Proceeds	4
Capitalization and Indebtedness	4
Capital Structure	5
Selected Financial Information	9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	10
Operations of CAF	16
Funded Debt	26
Debt Record	28
Asset and Liability Management	29
Administration	29
The Regional Shareholder Countries	33
Description of the Debt Securities	35
Description of the Guarantees	39
Taxation	39
Plan of Distribution	43
Validity of the Debt Securities	44
Validity of the Guarantees	44
Independent Auditors	44
Authorized Representative	44
Where You Can Find More Information	44
Index To Financial Statements	F-1
Supplemental Information	S-1

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

The notes described in this prospectus supplement are debt securities of Corporación Andina de Fomento, or CAF, that are being offered under a registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933. The prospectus is part of that registration statement.

The prospectus provides you with a general description of the debt securities that we may issue, and this prospectus supplement contains specific information about the terms of this offering and the notes. This prospectus supplement also may add, update or change information provided in the prospectus. Consequently, before you invest, you should read this prospectus supplement together with the prospectus.

The registration statement, any post-effective amendments to the registration statement and their various exhibits contain additional information about CAF, the notes and other matters. All these documents may be inspected at the offices of the Securities and Exchange Commission. Certain terms that we use but do not define in this prospectus supplement have the meanings we give them in the prospectus.

Except as otherwise specified, all amounts in this prospectus supplement are expressed in United States dollars (“dollars,” “$,” “US$” or “U.S. dollars”).

Laws in certain jurisdictions may restrict the distribution of this prospectus supplement and the prospectus and the offering of our notes. You should inform yourself about and observe these restrictions. See “Underwriting” in this prospectus supplement.

FORWARD-LOOKING INFORMATION

This prospectus supplement and the prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are identified by words such as “believe”, “expect”, “anticipate”, “should” and words of similar meaning.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus supplement and the prospectus, such as the effects of economic or political turmoil in one or more of our member countries.

SUMMARY OF THE OFFERING

You should read the following summary information in conjunction with the more detailed information appearing elsewhere in this prospectus supplement and the prospectus.

Issuer	Corporación Andina de Fomento

Securities Offered	5.75% Notes Due 2017

Interest Payments	We will pay interest twice a year on January 12 and July 12 to holders of the notes listed in the fiscal agent’s records on the preceding December 27 and June 27. Interest will accrue on the notes from and including January 12, 2008, and the first interest payment date will be July 12, 2008. We will pay interest on the notes on the basis of a 360-day year comprised of twelve 30-day months.

Not Redeemable	We may not redeem the notes prior to their maturity on January 12, 2017.

Series	The notes will form a single series with the $250,000,000 aggregate principal amount of our 5.75% Notes Due 2017 that were issued on September 12, 2006 and the $250,000,000 aggregate principal amount of our 5.75% Notes Due 2017 that were issued on January 29, 2007.

Form and Denominations	The notes will be issued in the form of a global note held by the depositary or the depositary’s custodian. You will hold your interest in the global note through a financial institution that has an account with the depositary. Generally, you will not be entitled to have notes registered in your name, you will not be entitled to certificates representing your notes and you will not be considered a holder of a note under the fiscal agency agreement. You may hold your interest in the global note in denominations of $1,000 and integral multiples of $1,000 in excess thereof. (See “Description of the Notes — Form and Denominations” on page S-6 of this prospectus supplement.)

Payment of Principal and Interest	We will pay interest and the principal amount of your notes in U.S. dollars. As long as the notes are in the form of the global note, we will pay interest and principal through the facilities of the depositary. (See “Description of the Notes — Payments on the Notes” on page S-8 of this prospectus supplement.)

No Sinking Fund	There is no sinking fund for the notes.

Additional Amounts	We will make payments to you without withholding or deducting taxes, duties, assessments or other similar governmental charges imposed by the regional shareholder countries or any of their political subdivisions or agencies having the power to tax, unless the withholding or deduction of those taxes, duties, assessments or charges is required by law. In that event, with certain exceptions, we will pay such additional amounts as may be necessary so that the net amount you receive after such withholding or deduction will equal the amount that you would have received without a withholding or deduction. (See “Description of the Debt Securities — Additional Payments by CAF” on page 37 in the prospectus.) Under the terms of the Constitutive Agreement, we are exempt from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes in the regional shareholder countries. (See “Legal Status of CAF” on page 3 in the prospectus.)

Status	The notes are not secured by any of our property or assets. Accordingly, your ownership of our notes means you are one of our unsecured creditors. The notes rank equally with all of our other unsecured indebtedness, as described in the prospectus. (See “Description of the Debt Securities — General” on page 35 in the prospectus.)

Negative Pledge	The notes will contain a restriction on our ability to pledge or mortgage our assets. (See “Description of the Debt Securities — Negative Pledge” on page 37 in the prospectus.)

Default	You will have certain rights if an event of default occurs and is not cured by us as described in the prospectus, including the right to declare your notes to be immediately due and payable. (See “Description of the Debt Securities — Default; Acceleration of Maturity” on page 37 in the prospectus.)

Further Issuances	We may from time to time, without the consent of existing holders of the notes, create and issue additional notes having the same terms and conditions as the notes offered hereby, except for the issue date, the offering price and, if applicable, the date of first payment of interest on the additional notes. Any such additional notes will form a single series with the notes offered hereby.

Fiscal Agent	The notes will be issued under a fiscal agency agreement between CAF and The Bank of New York (as successor-in-interest to JPMorgan Chase Bank, N.A.), which serves as fiscal agent, paying agent, transfer agent and registrar.

Taxation	For a discussion of the regional shareholder country and United States tax consequences of the notes, see “Taxation — Regional Shareholder Country Taxation” and “— United States Taxation” beginning on page 39 in the prospectus. You should consult your own tax advisors to determine the foreign and U.S. federal, state, local and any other tax consequences to you in connection with your purchase, ownership and disposition of the notes.

Governing Law	The notes will be governed by the laws of the State of New York.

USE OF PROCEEDS

We will use the net proceeds of the sale of the notes for general corporate purposes, including funding of our lending operations.

DESCRIPTION OF THE NOTES

This prospectus supplement describes the terms of the notes in greater detail than the prospectus and may provide information that differs from the prospectus. If the information in this prospectus supplement differs from the prospectus, you should rely on the information in this prospectus supplement.

General

We describe the price, interest and payment terms of the notes on the cover and in the summary of this prospectus supplement.

We will issue the notes under a fiscal agency agreement, dated as of March 17, 1998, between us and The Bank of New York (as successor-in-interest to JPMorgan Chase Bank, N.A.), as fiscal agent.

This description of the notes includes summaries of our understanding of certain customary rules and operating procedures of The Depository Trust Company, or DTC, that affect transfers of interests in the global note. DTC may amend its customary rules and operating procedures after the date of this prospectus supplement.

The notes are not secured by any of our property or assets. Accordingly, your ownership of notes means you are one of our unsecured creditors. The notes are not subordinated in right of payment to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness. “Indebtedness” means all indebtedness of CAF in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.

Form and Denominations

The Global Note

We will issue the notes in the form of one or more global debt securities (which we refer to as the global note) registered in the name of Cede & Co., as nominee of DTC. The global note will be issued:

•	only in fully registered form, and

•	without interest coupons.

You may hold beneficial interests in the global note directly through DTC if you have an account at DTC, or indirectly through organizations that clear through or maintain a custodial relationship with a DTC account holder, either directly or indirectly. Euroclear Bank, as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), are indirect participants in DTC, and therefore participants in Euroclear and Clearstream will hold beneficial interests in the notes indirectly at DTC.

What is a Global Security?  A global security (such as the global note) is a special type of security held in the form of a certificate by a depositary for the investors in a particular issue of securities. The aggregate principal amount of the global security equals the sum of the principal amounts of the issue of securities it represents. The depositary or its nominee is the sole legal holder of the global security. The beneficial interests of investors in the issue of securities are represented in book-entry form in the computerized records of the depositary. If investors want to purchase securities represented by a global security, they must do so through brokers, banks or other financial institutions that have an account with the depositary. In the case of the notes, DTC will act as depositary and Cede & Co. will act as DTC’s nominee.

Special Investor Considerations for Global Securities.  Because you, as an investor, will not be a registered legal holder of the global note, your rights relating to the global note will be governed by the account rules of your bank or broker and of the depositary, DTC, as well as general laws relating to securities transfers. We will not recognize a typical investor as a legal owner of the notes and instead will deal only with the fiscal agent and DTC, the depositary that is the registered legal holder of the global note.

You should be aware that as long as the notes are issued only in the form of a global security:

•	You cannot get the notes registered in your own name.

•	You cannot receive physical certificates for your interests in the notes.

•	You will not be a registered legal holder of the notes and must look to your own bank or broker for payments on the notes and protection of your legal rights relating to the notes.

•	You may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

•	As an owner of beneficial interests in the global note, you may not be able to pledge your interests to anyone who does not have an account with DTC, or to otherwise take actions in respect of your interests, because you cannot get physical certificates representing those interests.

•	DTC’s policies will govern payments of principal and interest, transfers, exchanges and other matters relating to your interest in the global note. We and the fiscal agent have no responsibility for any aspect of DTC’s actions or for its records of ownership interests in the global note. Also, we and the fiscal agent do not supervise DTC in any way.

•	DTC will require that interests in the global note be purchased or sold within its system using same-day funds.

Description of DTC.  DTC has informed us that:

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for financial institutions that have accounts with it, and to facilitate the clearance and settlement of securities transactions between the account holders through electronic book-entry changes in their accounts, thereby eliminating the need for physical movement of certificates. DTC account holders include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC account holder, either directly or indirectly.

DTC’s rules are on file with the Securities and Exchange Commission.

DTC’s records reflect only the identity of the account holders to whose accounts beneficial interests in the global note are credited. These account holders may or may not be the owners of the beneficial interests so recorded. The account holders will be responsible for keeping account of their holdings on behalf of the beneficial owners.

Definitive Notes

In a few special situations described in the next paragraph, the global note will terminate and your interests in it will be exchanged for physical certificates representing the notes. After that exchange, the choice of whether to hold the notes directly or in “street name” (in computerized book-entry form) will be up to you. You must consult your own bank or broker to find out how to have your interests in the notes transferred to your own name, if you wish to be a direct legal holder of the notes.

We will cause definitive notes to be issued in exchange for the global note if DTC notifies us that:

•	it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note;

•	it has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 at a time when it is required to be so registered and we do not appoint a successor depositary within 90 days;

•	an event of default with respect to the notes represented by the global note has occurred and is continuing as described under “Description of the Debt Securities — Default; Acceleration of Maturity” in the prospectus; or

•	we decide in our sole discretion not to have any of the notes represented by the global note.

We would issue definitive notes in this way:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of multiples of $1,000.

Any definitive notes issued in this way would be registered in the names and denominations requested by DTC.

Payments on the Notes

The Global Note.  The fiscal agent will make payments of principal of, and interest on, the global note to Cede & Co., the nominee for DTC, as the registered owner. The principal of, and interest on, the notes will be payable in immediately available funds in U.S. dollars.

We understand that it is DTC’s current practice, upon DTC’s receipt of any payment of principal of, or interest on, global securities such as the global note, to credit the accounts of DTC account holders with payment in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC. Payments by DTC account holders to owners of beneficial interests in the global note held through these account holders will be the responsibility of the account holders, as is now the case with securities held for the accounts of customers registered in “street name”.

Neither we nor the fiscal agent will have any responsibility or liability for any aspect of DTC’s or its account holders’ records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

“Street name” and other owners of beneficial interests in the global note should consult their banks or brokers for information on how they will receive payments.

Definitive Notes.  Payment of the principal of definitive notes, if any exist, may be made at the office of the fiscal agent. Payment of the interest on definitive notes will be paid by check mailed to you if you are a registered holder of definitive notes. At the request of a registered holder of more than $1,000,000 principal amount of definitive notes, payments of principal or interest may be made to that holder by wire transfer.

Unclaimed Payments on the Notes.  Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any notes that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the notes when due.

Transfer and Exchange of the Notes

The Global Note.  Except as described below, the global note may be transferred, in whole and not in part, only to DTC, to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial Interests in the Global Note.  Beneficial interests in the global note will be represented, and transfers of such beneficial interests will be made, through accounts of financial institutions acting on behalf of beneficial owners either directly as account holders, or indirectly through account holders, at DTC. Beneficial interests will be in multiples of $1,000.

Definitive Notes.  You may present definitive notes, if any exist, for registration of transfer or exchange at the corporate trust office of the fiscal agent in the City of New York, which we have appointed as the security registrar and transfer agent for the notes.

Exercise of Legal Rights Under the Notes

DTC may grant proxies or otherwise authorize DTC account holders (or persons holding beneficial interests in the notes through DTC account holders) to exercise any rights of a legal holder of the global note or take any other actions that a holder is entitled to take under the fiscal agency agreement or the notes. Under its usual procedures, as soon as possible after a record date, DTC would mail an omnibus proxy to us assigning Cede & Co.’s consenting or voting rights to those DTC account holders to whose accounts the notes are credited on such record date. Accordingly, in order to exercise any rights of a holder of notes, as an owner of a beneficial interest in the global note you must rely on the procedures of DTC and, if you are not an account holder, on the procedures of the account holder through which you own your interest.

We understand that, under existing industry practice, in the event that you, as an owner of a beneficial interest in the global note, desire to take any action that Cede & Co., as the holder of the global note, is entitled to take, Cede & Co. would authorize the relevant DTC account holder to take the action, and the account holder would authorize you, as an owner of a beneficial interest in the global note, through its accounts, to take the action or would otherwise act upon the instructions of beneficial owners owning through it.

Although DTC has agreed to the procedures described above in order to facilitate transfers of notes among DTC account holders, DTC is under no obligation to perform or continue to perform such procedures, and these procedures may be modified or discontinued at any time.

“Street name” and other owners of beneficial interests in the global note should consult their banks or brokers for information on how to exercise and protect their rights in the notes represented by the global note.

Notices

Notices will be sent by mail to the registered holders of the notes. If the notes are represented by a global note, any such notices will be delivered to DTC.

Certain Other Provisions

You should refer to the accompanying prospectus under the heading “Description of the Debt Securities” for a description of certain other provisions of the notes and the fiscal agency agreement.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated May 24, 2000 and a related pricing agreement dated the date hereof, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective principal amounts of notes:

Underwriter	Principal Amount

Credit Suisse Securities (USA) LLC	$225,000,000
HSBC Securities (USA) Inc.	12,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	12,500,000

Total	$250,000,000

The underwriting agreement and related pricing agreement provide that the underwriters are obligated to purchase all of the notes if any are purchased.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to certain conditions contained in the underwriting agreement and the related pricing agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 0.25% of the principal amount per note. The underwriters and selling group members may allow a discount of 0.125% of the principal amount per note on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

We estimate that our out of pocket expenses for this offering will be approximately $150,000.

Secondary Market

One or more of the underwriters intends to make a secondary market for the notes. However, the underwriters are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

Price Stabilization and Short Positions

In connection with the offering the underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

Settlement and Sales of Notes

We expect the delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time for any such trade to prevent a failed settlement and should consult their own advisor.

Selling Restrictions

The underwriters have represented and agreed that they have not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligations on CAF except as set forth in the underwriting agreement and related pricing agreement.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the notes to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser, and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

VALIDITY OF THE NOTES

Sullivan & Cromwell LLP, Washington, D.C., will pass upon the validity of the notes on our behalf. Wilmer Cutler Pickering Hale and Dorr LLP, Washington, D.C., will pass upon the validity of the notes on behalf of the underwriters. Sullivan & Cromwell LLP and Wilmer Cutler Pickering Hale and Dorr LLP may rely as to certain matters on the opinion of Mr. Fernando Dongilio, our Chief Legal Counsel.

$1,000,000,000

Corporación Andina de Fomento

Debt Securities
Guarantees

We may from time to time offer up to $1,000,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, we may issue a higher principal amount up to an initial public offering price of $1,000,000,000 (or its equivalent).

We may offer the securities from time to time as separate issues. In connection with any offering, we will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities we are offering in each issue.

We may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated January 2, 2008

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, which we refer to as the Securities Act, using a “shelf” registration process. Under the shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

This prospectus provides you with a general description of our business and of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing our securities. If the information in the prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.

The registration statement, any post-effective amendment to the registration statement and their various exhibits contain additional information about Corporación Andina de Fomento (“CAF”), the securities we may issue and other matters. All of these documents may be inspected at the offices of the Securities and Exchange Commission.

You should rely only on the information in this prospectus or in other documents to which we have referred you in making your investment decision. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

Except as otherwise specified, all amounts in this prospectus are expressed in United States dollars (“dollars,” “$,” “US$” or “U.S. dollars”).

Certain amounts that appear in this prospectus may not sum because of rounding adjustments.

FORWARD-LOOKING INFORMATION

This prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe”, “expect”, “anticipate”, “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic or political turmoil in one or more of our member countries.

CORPORACIÓN ANDINA DE FOMENTO

CAF was established in 1968 pursuant to the Agreement establishing the Corporación Andina de Fomento (the “Constitutive Agreement”), an international treaty, to foster and promote economic development within the Andean region. CAF is a multilateral financial institution the principal shareholders of which are the contracting parties to the Constitutive Agreement — the Republics of Bolivia, Colombia, Ecuador, Peru and the Bolivarian Republic of Venezuela, each of which we refer to in this prospectus as a regional shareholder country and which we refer to collectively in this prospectus as the regional shareholder countries. The regional shareholder countries collectively accounted for 89.1% of the nominal value of the paid-in capital at December 31, 2006. As of that date, our non-regional shareholders included Argentina, Brazil, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Panama, Paraguay, Spain, Trinidad and Tobago, and Uruguay, each of which we refer to in this prospectus as a non-regional shareholder country and which we refer to collectively in this prospectus as the non-regional shareholder countries. Our non-regional shareholder countries collectively accounted for 10.8% of the nominal value of the paid-in capital at December 31, 2006. Our shares are also held by 15 financial institutions based in the regional shareholder countries, which collectively accounted for 0.1% of the nominal value of the paid-in capital at December 31, 2006. CAF commenced operations in 1970. Our headquarters are in Caracas, Venezuela, and we have regional offices in the capital cities of each of the other four regional shareholder countries, Brazil and Spain.

We offer financial and related services to the governments of, and public and private institutions, corporations and joint ventures in, our shareholder countries. Primarily, we provide short, medium and long-term loans and guarantees; to a lesser extent, we also participate as a limited equity investor in corporations and investment funds, and provide technical and financial assistance, as well as administrative services for certain regional funds.

The Constitutive Agreement generally delegates to our Board of Directors the power to establish and direct our financial, credit and economic policies. Our Board of Directors has adopted a formal statement of our financial and operational policies, the Políticas de Gestión. These operational policies provide our management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the Constitutive Agreement. In 1996, the Constitutive Agreement was amended to include and further increase certain lending and borrowing limitations previously set forth in these operational policies. See “Operations of CAF — Credit Policies”.

We raise funds for operations both within and outside our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio.

Our objective is to support sustainable development and economic integration within the Andean region by helping the regional shareholder countries make their economies diversified, competitive and more responsive to social needs.

LEGAL STATUS OF CAF

As an international treaty organization, we are a legal entity under public international law. We have our own legal personality, which permits us to enter into contracts, acquire and dispose of property and take legal action. The Constitutive Agreement has been ratified by the legislature in each of the regional shareholder countries. We have been granted the following immunities and privileges in each regional shareholder country:

(1)	immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action by any of the regional shareholder countries and immunity from enforcement of judicial proceedings by any party prior to final judgment;

(2)	free convertibility and transferability of our assets;

(3)	exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and

(4)	exemption from any restrictions, regulations, controls or moratoria with respect to our property or assets.

In addition, we have entered into agreements with each of our non-regional shareholder countries, except Chile. Pursuant to these agreements, each country has agreed to extend to us, with respect to our activities in and concerning that country, immunities and privileges similar to those we have been granted in the regional shareholder countries.

USE OF PROCEEDS

Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds of the sale of the securities to fund our lending operations.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness at September 30, 2007 and does not give effect to any transaction since that date.

At September 30,
2007
(in U.S.$ millions)

Short-term debt(1)	$2,616.4

Long-term debt (maturities over one year)	$4,439.6
Shareholders’ Equity
Capital
Subscribed capital, paid-in and receivable (authorized capital $5.0 billion)(2)	2,026.3
Less: Capital receivable	(32.2)

Paid-in capital	1,994.1
Additional paid-in capital	201.1

Total Capital	2,195.2
Reserves
Mandatory reserve	287.5
General reserve	1,189.9

Total reserves	1,477.4
Retained earnings	254.2

Total shareholders’ equity	3,926.7

Total long-term debt and shareholders’ equity	$8,366.4

(1)	Includes deposits, commercial paper, advances and short-term borrowings, the current portion of bonds, borrowings and other obligations, accrued interest and commissions payable.

(2)	In addition to subscribed capital shown in the table, CAF’s subscribed capital included callable capital of $1.1 billion at September 30, 2007.

CAPITAL STRUCTURE

General

Our authorized capital is $5.0 billion, of which $3.1 billion will be paid-in capital and $1.9 billion will be callable capital.

Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.

Series “A” shares may be owned only by regional shareholder countries. Each regional shareholder country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the five regional shareholder countries owning Series “A” shares is entitled to elect one director and one alternate director to our Board of Directors.

Series “B” shares are also owned by regional shareholder countries and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares, constituting 0.1% of our outstanding shares, which are owned by 15 private sector financial institutions in the regional shareholder countries. We offered and sold Series “B” shares to private sector financial institutions in 1989 in order to obtain the benefit of their views in the deliberations of our Board of Directors. The five regional shareholder countries owning Series “B” shares are entitled to elect a total of five additional directors and five alternate directors through cumulative voting, and the 15 private sector owners of Series “B” shares separately are entitled to elect one director and one alternate director.

Series “C” shares are currently owned by 12 countries that are non-regional shareholder countries: Argentina, Brazil, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Panama, Paraguay, Spain, Trinidad and Tobago and Uruguay. We make available Series “C” shares for subscription by countries outside the Andean region in order to strengthen links between these countries and the regional shareholder countries. Ownership of our Series “C” shares by countries outside the Andean region makes entities in these countries that deal with entities in regional shareholder countries eligible to receive loans from us with respect to these dealings. At December 31, 2006, holders of Series “C” shares collectively were entitled to elect two directors and two alternate directors. Our Board of Directors is comprised of 13 directors.

Under the Constitutive Agreement, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private corporations or individuals, except that no more than 49% of the Series “B” shares within any country may be held by private shareholders. Series “C” shares may be held by or transferred to public or private entities outside the regional shareholder countries. Unless a member withdraws, shares may be transferred only to entities in the same country.

On June 6, 2005, at a shareholders’ extraordinary general meeting, our shareholders adopted a resolution recommending to the regional shareholder countries an amendment to the Constitutive Agreement that would (i) allow, under certain circumstances, Latin American and Caribbean countries, including those that are currently non-regional shareholder countries, to own Series “A” shares and (ii) expand our formal purpose to include supporting sustainable development and economic integration within all of Latin America, as opposed to within only the Andean region. To become effective, the amendment must be ratified by the legislature of, or the appropriate competent governmental body in, all of the five regional shareholder countries. Although four of the five regional shareholder countries have ratified the amendment, there can be no assurance that the legislature of or competent governmental body in the remaining regional shareholder country will ratify the amendment.

Argentina, Brazil and Uruguay have each formally expressed an intention to become a contracting party to the Constitutive Agreement and a Series “A” shareholder. If the amendment to the Constitutive Agreement described in the preceding paragraph is ratified by the legislature of, or the appropriate competent governmental body in, all of the five regional shareholder countries and becomes effective, it is expected that each of Argentina, Brazil and Uruguay would, upon satisfaction of certain conditions precedent, become a party to the Constitutive Agreement and be issued one Series “A” share. See “— Paid-in Capital and Capital Receivable”.

Paid-in Capital and Capital Receivable

At December 31, 2006, CAF’s subscribed paid-in and receivable capital was $1.9 billion, of which $1.8 billion was paid-in capital and $62.2 million was capital receivable in installments. Over the years, we have had several increases of subscribed capital. Our most recent capital increases occurred in 2001, 2002, 2003, 2004, 2005 and 2007.

In 2001, Uruguay subscribed to paid-in capital of $5.0 million, which was paid in full in January 2004. Also in 2001, Argentina subscribed to paid-in capital of $25.0 million, which was paid in full in 2005.

In 2002, the regional shareholder countries subscribed to a paid-in capital increase of $250.0 million. Some countries will pay in four annual installments and others in five or six annual installments. Also in 2002, Spain subscribed to paid-in capital of $100.0 million, which it has paid in full. Spain also subscribed to callable capital of $200.0 million. In addition, Uruguay subscribed to an additional $15.0 million of paid-in capital, which was paid in full in December 2006. Finally, that year, Costa Rica paid in full its subscribed capital of $20.0 million.

In 2003, Brazil subscribed to an additional capital contribution of $50.0 million, which was paid in full in 2005.

In 2004, Uruguay subscribed to an additional capital contribution of $20.0 million, of which it has paid $8.0 million with the balance to be paid in three semi-annual installments, ending in December 2008. Also in 2004, the Dominican Republic entered into an agreement to purchase Series “C” shares for a total capital contribution of $50.0 million, of which it has paid $25.0 million with the balance to be paid in two equal installments ending in June 2009.

In 2005, Argentina subscribed to a paid-in capital increase of $75.0 million, of which it has paid $2.0 million in 2005, $24.3 million in 2006 and $24.3 million in May, 2007; the balance of $24.3 million is due in 2008. Also in 2005, Panama subscribed to an additional capital contribution of $10.0 million, of which it has paid $4.0 million. The balance is payable in three annual installments of $2.0 million each, the last of which will be paid in 2009.

On October 5, 2007, the Republic of Argentina entered into an agreement to subscribe to an additional $543.0 million in Series “C” shares, such agreement to take effect upon satisfaction by Argentina of certain internal legal requirements. Argentina has formally expressed its intention to become a contracting party to the Constitutive Agreement. Subject to the satisfaction of certain conditions precedent, including ratification of the amendment to the Constitutive Agreement by the legislature of, or the appropriate competent governmental body in, all of the five regional shareholder countries to allow the issuance of Series “A” shares to countries other than the regional shareholder countries, the subscription agreement contemplates the issuance of one Series “A” share to Argentina.

On November 9, 2007, the Republic of Chile subscribed to an additional $50.0 million in Series “C” shares, which it has paid in full.

On December 18, 2007, Uruguay entered into an agreement to subscribe to an additional $137.0 million in Series “C” shares, such agreement to take effect thirty days following its execution. Uruguay has formally expressed its intention to become a contracting party to the Constitutive Agreement. Subject to the satisfaction of certain conditions precedent, including ratification of the amendment to the Constitutive Agreement by the legislature of, or the appropriate competent governmental body in, all of the five regional shareholder countries to allow the issuance of Series “A” shares to countries other than the regional shareholder countries, the subscription agreement contemplates the issuance of one Series “A” share to Uruguay.

Also on December 18, 2007, Brazil entered into an agreement to subscribe to an additional $467.0 million in Series “C” shares, such agreement to take effect upon its formal ratification by the Federative Republic of Brazil. Brazil has formally expressed its intention to become a contracting party to the Constitutive Agreement. Subject to the satisfaction of certain conditions precedent, including ratification of the amendment to the Constitutive Agreement by the legislature of, or the appropriate competent governmental body in, all of the five regional shareholder countries to allow the issuance of Series “A” shares to countries other than the regional shareholder countries, the subscription agreement contemplates the issuance of one Series “A” share to Brazil.

Since 1990, capital contributions to CAF have included a premium (valor patrimonial) paid on each share purchased. This premium is in addition to the nominal $5,000 per share value established by CAF’s by-laws. The premium is determined at the beginning of each subscription and applies to all payments under that subscription.

As of December 31, 2006, all of the regional shareholder countries were current in their capital payments. The following table sets out the nominal value of our subscribed paid-in capital and capital receivable as of December 31, 2006:

Shareholders	Paid-in Capital	Capital Receivable
	(in U.S.$ thousands)

Series “A” Shares
Bolivia	$1,200	$—
Colombia	1,200	—
Ecuador	1,200	—
Peru	1,200	—
Venezuela	1,200	—
Series “B” Shares:
Bolivia	125,275	7,260
Colombia	460,990	8,270
Ecuador	133,160	0
Peru	470,605	0
Venezuela	470,600	0
Private sector financial institutions	1,305	0
Series “C” Shares:
Argentina	24,450	20,535
Brazil	59,620	0
Chile	1,550	0
Costa Rica	11,630	0
Dominican Republic	5,505	16,520
Jamaica	650	0
Mexico	16,665	0
Panama	8,315	2,530
Paraguay	6,460	0
Spain	55,175	0
Trinidad and Tobago	735	0
Uruguay	11,925	7,050

Total	$1,870,615	$62,165

Reserves

Article 42 of the Constitutive Agreement requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical. The general reserve is invested in short-term securities and certificates of deposit that are easily convertible into cash. The mandatory reserve is an accounting reserve.

At December 31, 2006, our reserves totaled $1.2 billion. At such date, the mandatory reserve amounted to $255.4 million, or 13.2% of subscribed capital, and the general reserve amounted to $989.4 million.

Callable Capital

In addition to our subscribed paid-in and receivable capital, our shareholders have subscribed to callable capital totaling $1.1 billion at December 31, 2006. Our callable capital may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources.

The Constitutive Agreement provides that the obligation of shareholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider members’ obligations to pay for callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective member governments. If the callable capital were to be called, the Constitutive Agreement requires that the call be prorated among shareholders in proportion to their shareholdings.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2006, 2005 and 2004 has been derived from our financial statements for those periods, which have been audited by KPMG, independent accountants. Our method of accounting conforms to U.S. Generally Accepted Accounting Principles (GAAP). The selected financial information as of and for the nine-month periods ended September 30, 2007 and September 30, 2006 has been derived from our unaudited interim financial information and includes adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at such dates and our results of operations for such periods. The results of the nine-month period ended September 30, 2007 are not necessarily indicative of results to be expected for the full year 2007. The selected financial information should be read in conjunction with our audited financial statements and notes thereto, our unaudited interim financial information and the notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2006	2005	2004	2007	2006
	(in U.S. $ thousands, except ratios)

Income Statement Data
Interest income	$735,506	$547,572	$378,707	$613,015	$540,669
Interest expense	(364,073)	(255,585)	(160,866)	(304,813)	(251,546)

Net interest income	371,433	291,987	217,841	308,202	289,123
Provision (credit) for loan losses	19,000	(14,500)	(18,555)	27,000	(10,100)

Net interest income after provision (credit)	352,433	306,487	236,396	281,202	299,223
Non-interest income	14,987	19,747	11,399	13,207	10,030
Non-interest expenses	(46,767)	(42,996)	(40,042)	(40,224)	(40,937)

Net income	$320,653	$283,238	$207,753	$254,185	$268,316

Balance Sheet Data (end of period)
Current assets (net of allowance)	$3,367,055	$3,175,406		$4,323,231
Non-current assets	7,072,438	6,306,923		7,172,104

Total assets	$10,439,493	$9,482,329		$11,495,335

Current liabilities	$2,303,758	$2,022,568		$2,746,145
Long-term liabilities	4,443,008	4,222,600		4,822,483

Total liabilities	6,746,766	6,245,168		7,568,628
Total shareholders’ equity	3,692,727	3,237,161		3,926,707

Total liabilities and shareholders’ equity	$10,439,493	$9,482,329		$11,495,335

Loan Portfolio and Equity Investments
Total loans	$8,097,472	$7,346,978	$7,104,123	$9,054,872	$7,426,482
Allowance for loan losses	188,608	161,629	181,801	218,035	159,445
Equity investments	93,426	114,646	112,135	92,894	95,793
Selected Financial Ratios
Return on average total shareholders’ equity(1)	9.4%	9.6%	8.2%	8.7%	10.7%
Return on average paid-in capital(2)	18.0%	17.7%	14.7%	17.1%	20.4%
Return on average assets(3)	3.3%	3.0%	2.3%	4.1%	3.8%
Administrative expenses divided by average assets*	0.5%	0.5%	0.4%	0.4%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.00%	0.00%	0.00%	0.00%	0.00%
Non-accrual loans as a percentage of loan portfolio	0.00%	0.02%	0.28%	0.00%	0.00%
Allowance for losses as a percentage of loan portfolio	2.3%	2.2%	2.6%	2.4%	2.2%

(1)	Net income divided by average total shareholders’ equity.*

(2)	Net income divided by average subscribed and paid-in capital.*

(3)	Net income divided by average total assets.*

*	For the nine-month periods, the amounts have been annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto beginning on page F-3 and the unaudited interim financial information and notes thereto beginning on page F-31 of this prospectus.

Summary of Results

During the three years ended December 31, 2006, our net income increased at a compound average annual rate of approximately 24.2%. Our net income for the year ended December 31, 2006 was $320.7 million, representing an increase of $37.4 million, or 13.2%, over net income of $283.2 million for 2005. This increase resulted principally from an increase in interest rates and growth in our interest-earning assets. For the year ended December 31, 2005, our net income was $283.2 million, representing an increase of $75.5 million, or 36.3%, over net income of $207.8 million for 2004. This increase resulted principally from an increase in interest rates, a credit for loan losses due to an improvement in the credit quality of the loan portfolio and growth in our interest-earning assets.

Our net income for the nine-month period ended September 30, 2007 was $254.2 million, representing a decrease of $14.1 million, or 5.3%, compared to net income of $268.3 million for the corresponding period in 2006. This decrease resulted principally from a decrease in interest rates, a higher provision for loan losses and a decrease in commissions related to loan prepayment fees.

The percentage increase in GDP during 2006 compared to 2005 for each of the regional shareholder countries was as follows: Bolivia, 4.6; Colombia, 6.8; Ecuador, 4.3; Peru, 8.0; and Venezuela, 10.3.

Management anticipates that our loan portfolio will continue to grow as a result of our strategy to expand our shareholder base, both by issuing shares to new shareholder countries and by additional capital subscriptions by existing shareholder countries, which may result in increased loan demand for projects in such countries.

Critical Accounting Policies

General

Our financial statements and reported results are based on U.S. GAAP, which requires us in some cases to use estimates and assumptions that may affect our reported results and disclosures. We describe our significant accounting policies in Note 1 (“Significant Accounting Policies”) to our audited financial statements. We believe that some of the more significant accounting policies we use to present our financial results, discussed below, involve the use of accounting estimates that we consider to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition. Specifically, the estimates we use to determine the adequacy of the allowance for loan losses are critical accounting estimates.

Allowance for Loan Losses

We maintain an allowance for losses on our loan portfolio at levels that management believes to be adequate but not excessive to absorb probable losses inherent in the portfolio at the balance sheet date. In general, the evaluation for allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The use of different estimates or assumptions as well as changes in external factors could produce materially higher or lower net income for the period in which the estimate is made. Although we expect that our loans will ultimately be repaid, amounts may not be repaid on their original terms. As a result, we can suffer losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related contractual terms and the actual cash flow.

In particular, the general allowance for loan losses is established by us based on the individual risk rating for the long-term foreign currency debt of the borrower countries which is assigned by the international risk rating agencies as of the date of preparation of the financial statements. This country risk rating considers a default probability. In the case of the sovereign loan portfolio a factor of preferred creditor status is also considered.

Income Statement

Interest Income

Nine Months Ended September 30, 2007 and 2006.  For the nine-month period ended September 30, 2007, our interest income was $613.0 million, representing an increase of $72.3 million, or 13.4%, over interest income of $540.7 million for the corresponding period in 2006. This increase resulted principally from growth in our loan portfolio.

2006, 2005 and 2004.  For the year ended December 31, 2006, our interest income was $735.5 million, representing an increase of $187.9 million, or 34.3%, over interest income of $547.6 million for the year ended December 31, 2005. This increase resulted principally from an increase in interest rates and growth in our interest-earning assets. Interest income for the year ended December 31, 2005 represented an increase of $168.9 million, or 44.6%, from our interest income of $378.7 million for the year ended December 31, 2004. This increase resulted principally from an increase in interest rates.

Interest Expense

Nine Months Ended September 30, 2007 and 2006.  For the nine-month period ended September 30, 2007, our interest expense was $304.8 million, representing an increase of $53.3 million, or 21.1%, over interest expense of $251.6 million for the corresponding period in 2006. This increase resulted principally from an increase in interest rates compared to the corresponding period in 2006, as well as from an increase in financial liabilities.

2006, 2005 and 2004.  For the year ended December 31, 2006, our interest expense was $364.1 million, representing an increase of $108.5 million, or 42.5%, over interest expense of $255.6 million for the year ended December 31, 2005. This growth resulted primarily from an increase in interest rates. Interest expense for the year ended December 31, 2005 represented an increase of $94.7 million, or 58.9%, from our interest expense of $160.9 million for the year ended December 31, 2004. This increase resulted primarily from an increase in interest rates.

Net Interest Income

Nine Months Ended September 30, 2007 and 2006.  For the nine-month period ended September 30, 2007, our net interest income was $308.2 million, representing a decrease of $19.1 million, or 6.6%, compared to net interest income of $289.1 million for the corresponding period in 2006. Our net interest income margin decreased to 4.1% for the nine-month period ended September 30, 2007, as compared to 4.3% for the corresponding period in 2006, principally as a result of a decrease in interest rates.

2006, 2005 and 2004.  For the year ended December 31, 2006, our net interest income was $371.4 million, representing an increase of $79.5 million, or 27.2%, over net interest income of $292.0 million for the year ended December 31, 2005, which, in turn, represented an increase of $74.1 million, or 34.0%, from our net interest income of $217.8 million for the year ended December 31, 2004. Our net interest income margin increased to 4.1% in 2006, as compared to 3.4% in 2005 and 2.6% in 2004, principally as a result of an increase in interest rates.

Provision for Loan Losses

Nine Months Ended September 30, 2007 and 2006.  For the nine-month period ended September 30, 2007, we recorded a provision for loan losses of $27.0 million, compared to a credit for loan losses of $10.1 million for the same period in 2006. Changes in the provision for loan losses were mainly due to changes in the credit ratings of our shareholder countries. These have a significant impact given that approximately 90% of our loan portfolio is sovereign-risk concentrated. The allowance for loan losses as a percentage of the loan portfolio was 2.4% at September 30, 2007, compared to 2.2% at September 30, 2006.

2006, 2005 and 2004.  For the year ended December 31, 2006, we recorded a provision for loan losses of $19.0 million, compared to a credit for loan losses of $14.5 million for the year ended December 31, 2005 and a credit for loan losses of $18.6 million for the year ended December 31, 2004. Changes in the provision for loan losses were mainly due to changes in the credit ratings of our shareholder countries. These have a significant impact given that approximately 90% of our loan portfolio is sovereign-risk concentrated. The allowance for loan losses as a percentage of the loan portfolio was 2.3% at December 31, 2006, 2.2% at December 31, 2005 and 2.6% at December 31, 2004.

The credits and provisions in the periods described above reflect management’s estimates for both general and specific provisions. The specific provision is related to loans that have been adversely classified. The calculation of the amount set aside as the general provision is based on the sovereign ratings of the shareholder countries and their related probabilities of default, as provided by the major rating agencies, adjusted to take into account CAF’s privileges and immunities within the Andean region. The specific provision is calculated according to FAS 114 and 118 guidelines.

Non-Interest Income

Our non-interest income consists principally of commissions, dividends and equity in earnings of investments and other income.

Nine Months Ended September 30, 2007 and 2006.  For the nine-month period ended September 30, 2007, our non-interest income was $13.2 million, representing an increase of $3.2 million, or 31.7%, compared to non-interest income of $10.0 million for the corresponding period in 2006. This increase resulted principally from an increase in dividends from equity investments.

2006, 2005 and 2004.  For the year ended December 31, 2006, our total non-interest income was $15.0 million, representing a decrease of $4.8 million, or 24.1%, compared to total non-interest income of $19.7 million for the year ended December 31, 2005, which in turn represented an increase of $8.3 million, or 57.7%, over total non-interest income of $11.4 million for the year ended December 31, 2004. The decrease in our total non-interest income in 2006 over 2005 resulted principally from a decrease in dividends from equity investments, while the increase in 2005 over 2004, resulted principally from an increase in dividends from equity investments.

Non-Interest Expenses

Our non-interest expenses consist principally of administrative expenses.

Nine Months Ended September 30, 2007 and 2006.  For the nine-month period ended September 30, 2007, our non-interest expenses totaled $40.2 million, representing a decrease of $0.7 million, or 1.7%, compared to non-interest expenses of $40.9 million for the corresponding period in 2006. More than 81% and 72% of non-interest expenses was comprised of administrative expenses for the nine-month periods ended September 30, 2007 and 2006, respectively. From September 30, 2006 to September 30, 2007, our general and administrative expenses as a percentage of our total average assets have remained stable at 0.41%.

2006, 2005 and 2004.  For the year ended December 31, 2006, our total non-interest expenses were $46.8 million, representing an increase of $3.8 million, or 8.8%, over total non-interest expenses of $43.0 million for the year ended December 31, 2005, which in turn represented an increase of $2.9 million, or 7.4%, over total non-interest expenses of $40.0 million for the year ended December 31, 2004.

For the year ended December 31, 2006, administrative expenses were $46.4 million, or 0.5% of our total average assets, representing an increase of $3.8 million over administrative expenses for the year ended December 31, 2005. For the year ended December 31, 2005, administrative expenses were $42.6 million, or 0.45% of total average assets, representing an increase of $4.5 million over administrative expenses of

$38.1 million for the year ended December 31, 2004. These movements resulted largely from the impact of local currency expenses in Venezuela. Nevertheless, from December 31, 2004 to December 31, 2006, our general and administrative expenses have remained stable as a percentage of our total average assets.

Equity investments in which CAF has a participation of less than 20% of the investee’s equity are required to be recorded at cost according to U.S. GAAP. Also, management is required to assess the value of these investments and determine whether any value impairment is temporary or other than temporary. Impairment charges must be taken once management has determined that the loss of value is other than temporary. As a result of the analysis of these equity investments, management determined impairment charges as follows: $190,000 in 2006, $24,000 in 2005 and $1.7 million in 2004. These impairment charges represented 0.08%, 0.02% and 1.5% of our equity investments at December 31, 2006, 2005 and 2004, respectively.

The impairment charges were distributed as follows according to the type of investment:

	2006	2005	2004
	(In U.S.$ thousands)

Single companies	$—	$24	$1,051
Investment funds	$190	$—	$643

Total	$190	$24	$1,694

Balance Sheet

Total Assets and Liabilities

September 30, 2007.  At September 30, 2007, our total assets were $11.5 billion, representing an increase of $1.1 billion, or 9.2%, from total assets of $10.4 billion at December 31, 2006. At September 30, 2007, our total liabilities were $7.6 billion, representing an increase of $0.8 billion, or 12.2%, from total liabilities of $6.8 billion at December 31, 2006. These increases primarily resulted from loan disbursements and related borrowings during the nine-month period ended September 30, 2007.

2006 and 2005.  At December 31, 2006, our total assets were $10.4 billion, representing an increase of $957.2 million, or 10.1%, over total assets of $9.5 billion as of December 31, 2005. The increase in our total assets principally reflected an increase in our loan portfolio as well as an increase in marketable securities held by us. At December 31, 2006, our total liabilities were $6.8 billion, representing an increase of $501.6 million, or 8.0%, over total liabilities of $6.3 billion as of December 31, 2005. The increase in our total liabilities principally reflected the need to raise capital in the international capital markets to fund our operations.

Asset Quality

Overdue Loans

September 30, 2007.  There were no overdue loans at September 30, 2007 or December 31, 2006 (not including non-accrual loans in overdue status).

2006 and 2005.  There were no overdue loans at December 31, 2006 or December 31, 2005 (not including non-accrual loans in overdue status).

Non-Accrual Loans

September 30, 2007.  There were no loans in non-accrual status at September 30, 2007 or December 31, 2006.

2006 and 2005.  At December 31, 2006, there were no loans in non-accrual status, compared to $1.3 million, or 0.02% of the total loan portfolio, at December 31, 2005. For the year ended December 31, 2006, $16,000 of overdue interest and other charges in respect of non-accrual status loans was excluded from net income.

Restructured Loans

September 30, 2007.  At September 30, 2007, the total principal amount of outstanding restructured loans was $3.6 million, or 0.08% of the total loan portfolio, all of which represented one loan to a private sector borrower in Bolivia. This represented a $1.0 million decrease from the total principal amount of outstanding restructured loans at December 31, 2006, which was $4.6 million, or 0.06% of the total loan portfolio.

2006 and 2005.  At December 31, 2006, the total principal amount of outstanding restructured loans was $4.6 million, or 0.06% of the total loan portfolio. The total amount represented one loan to a private sector borrower in Peru. This represented a decrease from the total principal amount of outstanding restructured loans at December 31, 2005, which was $5.7 million, or 0.08% of the total loan portfolio.

Loan Write-offs and Recoveries

September 30, 2007.  A total of $0.2 million of the principal amount of two loans was written off during the nine-month period ended September 30, 2007, representing a decrease of $0.9 million compared to total write-offs of $1.2 million in the corresponding period of 2006. We booked recoveries for $2.6 million during the nine-month period ended September 30, 2007 and $8.9 million during the corresponding period of 2006.

2006 and 2005.  A total of $1.1 million of the principal amount of three loans was written off in 2006, representing a decrease of $9.2 million, or 90%, compared to total write-offs of $10.4 million in 2005. Some of these write-offs comprise portions of the non-accrual loans referred to above. We booked recoveries of $9.0 million and $4.7 million during 2006 and 2005, respectively.

See “Operations of CAF — Asset Quality” for further information regarding our asset quality. See “Operations of CAF — Loan Portfolio” for details regarding the distribution of our loans by country and economic sector.

Off-Balance Sheet Transactions

We enter into off-balance sheet arrangements in the normal course of our business to facilitate our business and objectives and reduce our exposure to interest rate and foreign exchange rate fluctuations. These arrangements, which may involve elements of credit and interest rate risk in excess of amounts recognized on our balance sheet, primarily include (1) credit agreements subscribed and pending disbursement, (2) lines and letters of credit for foreign trade and (3) partial credit guarantees of member country obligations. For further discussion of these arrangements, see Note 19 (“Commitments and Contingencies”) to our audited financial statements.

Liquidity

CAF seeks to ensure adequate liquidity by maintaining liquid assets greater than the higher of:

(1) 45% of total undisbursed project loan commitments and

(2) 35% of the sum of our next 12 months’

(a) estimated debt service, plus

(b) estimated project loan disbursements.

Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments. The remaining portion may be invested in unrated or non-investment grade instruments.

September 30, 2007.  At September 30, 2007, our liquid assets consisted of $1.9 billion of cash, time deposits and securities, of which 92.0% was invested in investment grade instruments. At September 30, 2007, 77.5% of our liquid assets was invested in time deposits in financial institutions or securities rated “A” or better by a U.S. nationally recognized statistical rating organization.

2006 and 2005.  At December 31, 2006, our liquid assets consisted of $1.9 billion of cash, time deposits and securities, of which 92.1% was invested in investment grade instruments. At December 31, 2006, 90.6% of our liquid assets was invested in time deposits in financial institutions or securities rated “A” or better by a U.S. nationally recognized statistical rating organization. At December 31, 2005, our liquid assets amounted to $1.8 billion, of which 93.2% was invested in investment grade instruments. Our investment policy emphasizes security and liquidity over yield.

Strategy and Capital Resources

Our business strategy is to provide financing for projects, trade and investment in the regional shareholder countries. Management expects our assets to grow in the future, which will increase our need for additional funding; likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets and to maintain funding through borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by regional shareholder countries, we intend to continue offering equity participation to countries other than the regional shareholder countries through the issuances of Series “C” shares to such countries. See “Capital Structure”.

We intend to continue our programs to foster sustainable growth within the regional shareholder countries, and to increase our support for the private sector within our markets, either directly or through financial intermediaries. See “Operations of CAF” below.

OPERATIONS OF CAF

CAF’s purpose is to foster and promote economic development, social development and integration within the regional shareholder countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish our objective, we primarily engage in short, medium and long-term loans and guarantees. To a lesser extent, we make limited equity investments in funds and companies, and provide technical and financial assistance, as well as administrative services for certain regional funds.

CAF also provides lending for projects in non-regional shareholder countries, including but not limited to projects that promote trade or integration with regional shareholder countries.

Business Management of CAF

Our business management is divided into two broad functions: client relationship management and financial management.

Client Relationship Management

Our client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of our lending activities. Clients are identified through direct contact, referrals from our representative offices and referrals from third parties such as shareholders, multilateral institutions, international financial institutions and other clients.

Our client relationship management function is currently fulfilled by the following five departments, each headed by a Vice President:

•	Country Programs, which is responsible for our relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the member countries;

•	Infrastructure, which is responsible for the financing of public infrastructure projects and the analysis of public policies within the different development sectors;

•	Corporate Finance and Investment Banking, which is responsible for our relationships with private sector corporations, while simultaneously furnishing advisory services to our clients;

•	Social and Environmental Development, which is responsible for investments in social and environmental areas and in micro, small and medium size enterprises; and

•	Financial Systems, which is responsible for our relationships with financial institutions and regional capital markets, as well as seeking new ways to strengthen the financial systems in the region through effective structures and regulations.

The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client management group is assisted by our Credit Administration Office and our Corporate Comptroller Office. Also, the client relationship management function is supported by our Office of Public Policies and Competitiveness, which is responsible for the creation of a knowledge base and innovative projects source that will influence the creation and execution of public policies designed to strengthen the region’s competitiveness. The Office of Public Policies and Competitivenessis is also responsible for anticipating risks and opportunities within the economic, political and social environments of the region so as to advise our business units and support our strategic planning process.

Financial Management

Our financial management group is responsible for managing our funded debt, as well as our liquid assets. This group is responsible for developing, structuring, appraising and implementing our borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of our financial well-being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

The asset distribution group is a part of the financial management group, and it has two basic responsibilities:

(1) structuring A/B loan transactions in which we loan a portion of the total amount and other financial institutions loan the remainder; and

(2) selling loans to international banks interested in increasing their exposure in the regional shareholder countries.

The staff of our financial management group works in close coordination with our client relationship managers. Our client relationship management group and financial management group are supported by the financial control and budget, human resources, information systems and legal departments.

Loan Portfolio

We extend medium-term and long-term loans to finance both public sector and private sector projects in the regional shareholder countries, either directly to a project or through a financial intermediary in a regional shareholder country that lends the funds to the appropriate project. To a lesser extent, we also provide loans to finance trade by and among the members of the regional shareholder countries. Loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. We endeavor to concentrate our lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more regional shareholder countries and those that generate foreign exchange.

We provide credit lines to financial institutions in the regional shareholder countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within our overall objectives, but that are not sufficiently large to justify our being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with us. Under such multisectoral credit lines, we take the credit risk of the financial intermediary and also have recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from us regardless of whether the underlying borrower repays the financial intermediary.

We endeavor to strengthen trade by and among regional shareholder countries and to assist companies in the regional shareholder countries to access world markets. Our trade-financing activities are complementary to those of the export credit agencies of regional shareholder countries because we finance qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, we finance the movement of merchandise. We also provide credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.

In 1997, we began making a portion of our loans through an “A/B” loan program. The “A” portion of the loan is made directly to the borrower by us. Under the “B” portion, banks provide the funding and assume the credit risk. Because we act as the lender of record for the entire loan, commercial banks are exempted from country risk provisions and, therefore, the borrower receives an interest rate that is generally lower than the rate available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from our status as a multilateral financial institution.

Our loan pricing is typically based on our cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, our loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. We generally charge a loan origination fee equal to 0.35% of the total loan amount and a commitment fee equal to 0.25% per annum on undisbursed loan balances. Substantially all loans are denominated in U.S. dollars.

Our policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly-capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to us.

During the three-year period ended December 31, 2006, our total assets grew at a compound average annual rate of 4.4%, in part reflecting the economic growth in most of the regional shareholder countries. At December 31, 2006, our total assets were $10.4 billion, of which $8.1 billion, or 77.5%, were disbursed and outstanding loans. At December 31, 2006, the “B” loan portion of our “A/B” loan transactions totaled $482.0 million. The tables on loan exposure that follow reflect only the “A” portion of the respective “A/B” loan transactions since we only assume the credit risk of the “A” loan portion. During this three-year period, our lending portfolio grew at a compound average annual rate of 6.8%. Our management expects further loan growth to be funded by additional borrowings and deposits, retained earnings and planned capital increases.

Loans to Public and Private Sector Borrowers

Our total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	At December 31,
	2006		2005	2004
	(in U.S.$ millions)

Public Sector	86.4%	6,992.7	6,552.5	6,414.4
Private Sector	13.6%	1,104.7	824.1	691.4

	100.0%	8,097.4	7,346.6	7,105.8

Fair value adjustments on hedging activities		0.0	(0.3)	(1.7)

Total		8,097.4	7,347.0	7,104.1

The percentage of our total loan portfolio represented by public sector loans decreased between 2004 and 2006 from 90.2% to 86.4%. Management expects the proportion of public sector and private sector loans during 2007 to remain approximately constant with 2006 levels.

Loans by Borrowing Country

Our total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	At December 31,
	2006		2005	2004
	(in U.S. $ millions)

Bolivia	12.6%	1,024.3	981.6	929.2
Colombia	20.0%	1,619.5	1,899.5	1,701.9
Ecuador	16.9%	1,370.8	1,230.5	1,224.2
Peru	22.3%	1,801.7	1,712.3	1,649.8
Venezuela	21.3%	1,723.5	1,134.7	1,197.0
Other(1)	6.9%	557.6	388.0	403.6

	100.0%	8,097.4	7,346.6	7,105.8

Fair value adjustments on hedging activities		0.0	0.3	(1.7)

Total		8,097.4	7,347.0	7,104.1

(1)	Loans outside the regional shareholder countries.

Loans Approved and Disbursed by Country

Our loan approval process is described under “— Credit Policies”. After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement.

Set forth below is a table of the amount of loans approved and loans disbursed, classified by country, for each of the years indicated:

	Approved			Disbursed(1)
	2006	2005	2004	2006	2005	2004
	(in U.S.$ millions)

Bolivia	396.9	523.2	498.8	188.8	198.5	232.8
Colombia	1,001.0	1,236.6	922.1	653.6	687.9	532.6
Ecuador	1,024.2	815.4	338.0	504.4	339.9	297.5
Peru	941.4	416.8	603.9	483.9	255.0	464.1
Venezuela	841.6	627.1	821.2	845.2	208.4	308.7
Other(2)	1,315.8	1,127.3	318.7	330.4	170.2	52.0

Total	5,520.9	4,746.3	3,502.7	3,006.3	1,859.9	1,887.7

(1)	Includes short-term loans in the amounts of $933.2 million, $478.3 million and $226.2 million, respectively, for each of the years in the three-year period ended December 31, 2006.

(2)	Loans outside the regional shareholder countries, of which $579.0 million was approved to entities in Brazil and $580.0 million was approved to entities in Argentina in 2006.

During the three years ended December 31, 2006, the growth rate of loans by country was as follows: Bolivia, 4.5%; Colombia, -2.4%; Ecuador, 5.8%; Peru, 4.5%; and Venezuela, 19.9%. The growth of the loan portfolio during the three-year period reflects increases in loan approvals as a result of the region’s economic growth during the period and our increased share of infrastructure financings in the region. Loans to non-regional shareholder countries holding Series “C” shares (as described under “Capital Structure — General”) totaled $557.6 million in 2006, compared to $388.0 million and $403.6 million in 2005 and 2004, respectively. To date, our loans in non-regional shareholder countries have primarily been to Brazilian and Argentinean borrowers. Management expects loans to non-regional shareholder countries to increase as a percentage of the total loan portfolio.

Management anticipates that our loan portfolio will continue to grow as a result of our strategy to expand our shareholder base, both by issuing shares to new shareholder countries and by additional capital subscriptions by existing shareholder countries, which may result in increased loan demand for projects in such countries.

Distribution of Loans by Industry

At December 31, 2006, our loan portfolio outstanding was distributed by industry as follows:

							Total by		% of
	Bolivia	Colombia	Ecuador	Peru	Venezuela	Others	Sector		Total
	(in U.S.$ millions)

Agriculture, hunting and forestry	0.0	52.1	8.7	81.2	0.0	0.0	142.0		1.8%
Exploitation of mines and quarries	40.0	0.0	0.0	0.0	0.0	20.0	60.0		0.7%
Manufacturing industry	22.9	46.9	33.2	10.3	0.0	80.0	193.3		2.4%
Supply of electricity, gas and water	81.2	19.9	147.9	78.3	529.0	51.9	908.2		11.2%
Transport, warehousing and communications	424.5	507.9	508.9	491.9	928.7	328.1	3,190.0		39.4%
Financial intermediaries(1)	101.5	151.6	175.5	191.3	29.1	77.6	726.5		9.0%
Social and other infrastructure programs	351.2	841.1	485.0	936.7	236.7	0.0	2,850.8		35.2%
Other activities	2.9	0.0	11.6	12.0	0.0	0.0	26.5		0.3%

Total	1,024.2	1,619.5	1,370.8	1,801.7	1,723.5	557.6	8,097.2	(2)	100.0%

(1)	Multisectoral credit lines to public sector development banks, private banks and other institutions.

(2)	Does not include fair value adjustment on hedging activities of $0.3 million.

Maturity of Loans

At December 31, 2006, our outstanding loans were scheduled to mature as follows:

	2007	2008	2009	2010	2011	2012-2021
	(in U.S.$ millions)

Principal amount(1)	1,438	997.8	991.2	848.4	839.4	2,982.6

(1)	Does not include fair value adjustment on hedging activities of $0.3 million.

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans to our ten largest borrowers, and the percentage such loans represented of the total loan portfolio, at December 31, 2006:

		As a Percentage
		of Total Loan
Borrower	Amount	Portfolio
	(in U.S.$ millions)

Republic of Venezuela	1,711.4	21.1%
Republic of Peru	1,450.5	17.9%
Republic of Colombia	1,424.7	17.6%
Republic of Ecuador	1,031.7	12.7%
Republic of Bolivia	798.9	9.9%
Republic of Argentina	97.6	1.2%
Banco de Credito del Peru (Peru)(1)	85.0	1.0%
Alcaldía Mayor Distrito Capital Santafé De Bogotá (Colômbia)	71.4	0.9%
Municipio De Guayaquil (Ecuador)	68.2	0.8%
Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. (Brazil)(2)	62.2	0.8%
Total	6,801.7	84.0%

(1)	Privately owned financial intermediary.

(2)	Company related to the Bolivia-Brazil gas pipeline.

Selected Projects

Set out below are examples of projects approved by CAF during 2006 and the respective loan approval amounts.

Bolivia

Republic of Bolivia/Bolivian Road Administration (ABC) — $120 million loan for the improvement of the roads within southern Bolivia, thereby allowing economic and political integration and facilitating the exchange of goods and services.

Republic of Bolivia/Bolivian Road Administration (ABC) — $75 million loan to finance a road project between Potosí and Uyuni, to promote the development of commercial, productive and tourism activities in the neighboring regions.

Colombia

Water Enterprises of Magdalena — $58.1 million loan program for the improvement of the coverage, quality and efficiency of the potable water and sewage systems in the Department of Magdalena.

Ecuador

Republic of Ecuador/Municipality of the Metropolitan District of Quito — $50 million loan for the improvement of the road conditions and the mass transportation system in Quito.

Peru

Concessionary Interoceánica Sur S.A.— $211 million loan to support important infrastructure projects needed for the development of the country, decentralization, territorial compensation and social equity.

Venezuela

Bolivarian Republic of Venezuela/Ministry of Finance — $400 million loan to support an investment plan for housing developments, which is intended to approve housing conditions for low-income families.

Bolivarian Republic of Venezuela/Ministry of Finance — $400 million loan to support a mass transportation project that is expected to offer fast and efficient transportation services to the community.

Argentina

Republic of Argentina — $300 million loan to support the development of the transportation system, as outlined in Argentina’s federal transportation plan.

Panama

Republic of Panama — $53 million loan to Panama’s Transit and Transportation Authority aimed at improving traffic conditions, thereby reducing both travel time and the number of traffic accidents.

Brazil

Republic of Brazil — $200 million loan program to finance the improvement of the national road network’s infrastructure, construction of water systems, preservation of the environment, water treatment, and other services for eligible municipalities.

Other Activities

Treasury Operations

Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments. The remaining portion may be invested in unrated or non-investment grade instruments. At December 31, 2006, our liquid assets consisted of $1.9 billion of cash, time deposits and securities, of which 92.1% were rated investment grade.

Equity Shareholdings

We may acquire equity shareholdings in new or existing companies within the regional shareholder countries, either directly or through investment funds focused on Latin America. Our equity participation in any one company is limited to 1% of our total shareholders’ equity. Our policies do not permit us to be a company’s largest individual shareholder. In addition, the aggregate amount of our equity investments cannot exceed 10% of our total shareholders’ equity. At December 31, 2006, the carrying value of our equity investments totaled $93.4 million, representing 2.5% of our total shareholders’ equity. As of December 31, 2006, 88.9% of our equity portfolio was held through investment funds.

Credit Guarantees

We have developed our credit guarantee product as part of our role of attracting international financing for our member countries. As such, we may offer guarantees of private credit agreements or we may offer public guarantees of obligations of the securities of third party issuers. We generally offer only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with us.

The emphasis of the credit guarantees is to aid in the financing of public sector projects, though we do not have any internal policies limiting our credit guarantees to public sector projects. Also, although we generally intend to guarantee approximately 25% of the financing for a given project, we may guarantee up to the full amount of the financing, subject to our other credit policies. Our internal policies limit the aggregate outstanding amount of our credit guarantees to a maximum amount equivalent to 20% of our net worth. The amount of credit guarantees outstanding was $544.6 million as of December 31, 2006, representing the guarantee of two public sector projects in Bolivia, one public sector project and six public sector but non-

sovereign risk projects in Colombia, nine public sector projects in Ecuador and one private and three public sector projects in Peru.

Promotion of Regional Development

As part of our role in advancing regional integration, we evaluate on an ongoing basis new investment opportunities intended to benefit the regional shareholder countries. We also provide technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects and assist companies in developing and implementing modernization, expansion and organizational development programs.

Fund Administration

At December 31, 2006, we acted as fund administrator for several funds, totaling $151.1 million in the aggregate, which are funded, in whole or in part, through allocations made each year by our shareholders from our prior year’s net income. In 2006, 2005 and 2004, shareholders allocated to these funds $71.0 million, $41.4 million, and $22.0 million from the net income of 2005, 2004 and 2003, respectively. These funds are not part of our accounts.

At December 31, 2006, the funds were the Technical Co-operation Fund, the Fund for Human Development, the Compensatory Financing Fund, the HIPC Fund for Bolivia, the Fund for the Development of Small and Medium Enterprises, the Latin American Carbon Program and the Fund for the Promotion of Sustainable Infrastructure Projects (PROINFRA).

Technical Co-operation Fund

At December 31, 2006, the Technical Co-operation Fund had a balance of $21.5 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasion, to provide grants, that are typically less than $100,000 each, to facilitate the implementation of those projects.

Fund for Human Development

At December 31, 2006, the Fund for Human Development had a balance of $18.5 million. This fund is devoted to assist projects intended to promote sustainable development in socially excluded communities, as well as support micro-enterprises through the financing of intermediary institutions that offer direct loans to rural and urban micro-entrepreneurs.

Compensatory Financing Fund

At December 31, 2006, the Compensatory Financing Fund had a balance of $83.1 million. This fund was created to provide interest rate compensation when a project providing social or developmental benefits is otherwise unable to sustain market interest rates.

HIPC Fund for Bolivia

At December 31, 2006, the HIPC Fund for Bolivia had a balance of $0.5 million. The debt reduction initiative for Heavily Indebted Poor Countries (“HIPC”) has the purpose of increasing the resources of beneficiary countries to accelerate reform by reducing their external debt. This fund was created as part of the application of the World Bank’s HIPC initiative for Bolivia.

Fund for the Development of Small and Medium Enterprises

At December 31, 2006, the Fund for the Development of Small and Medium Enterprises had a balance of $15.0 million. The purpose of this fund is to finance and, in general, support initiatives that aid the development of an entrepreneurial class in the region.

Latin American Carbon Program

At December 31, 2006, the Latin American Carbon Program had a balance of $2.2 million. This program is dedicated to the implementation of market mechanisms that allow developing countries to participate in the environmental services market. The program is engaged in the emerging greenhouse gasses reductions market in the Latin American and Caribbean markets through several mechanisms, including those allowed by the Kyoto Protocol.

Fund for the Promotion of Sustainable Infrastructure Projects (PROINFRA)

The Fund for the Promotion of Sustainable Infrastructure Projects (PROINFRA) was established in March 2006 with an initial allocation of $10 million. The purpose of this fund is to finance studies for the preparation of infrastructure investment projects to support regional integration and/or to implement new and innovative financing mechanisms for infrastructure projects. At December 31, 2006, the Fund for the Promotion of Sustainable Infrastructure Projects (PROINFRA) had a balance of $10.3 million.

Credit Policies

The Constitutive Agreement limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times shareholders’ equity. Our actual ratio on December 31, 2006 was 2.4 times shareholders’ equity. The guidelines of the Basle Committee on Supervisory Practices and Banking Regulations require a capitalization ratio, defined as shareholders’ equity divided by risk-weighted assets plus risk-weighted off-balance sheet items, of not less than 8% for those institutions to which those guidelines are applicable. Our policy requires this capitalization ratio to be at least 30%. Our actual capitalization ratio was 40.9% on December 31, 2006.

We apply commercial banking standards for credit approvals and maintain policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within our policies. Proposed project loans are evaluated in accordance with our Operational Policies, which set out detailed eligibility and evaluation guidelines. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure to the borrower.

The Loans and Investments Committee recommends approvals of loans and investments. The members of this Committee are the Vice Presidents, the Chief Legal Counsel and the Head of Credit Administration. The committee is chaired by the Executive Vice President. The Secretary of the Committee is an officer from the Credit Administration Office. The Executive President, upon the recommendation of the Loans and Investments Committee, may approve loans of up to $75.0 million for sovereign credits, up to $50.0 million for private credits, up to $25.0 million for equity investments, up to $30.0 million for investments in liquid assets for each issuer (unless the issuer is investment grade, in which case the investment may be up to $120.0 million), and up to $1.0 million for technical cooperation credits. In excess of these amounts, loans of up to $150.0 million for sovereign credits, up to $80.0 million for private credits, up to $50.0 million for equity investments, up to $50.0 million for investments in liquid assets for each issuer (unless the issuer is investment grade, in which case the investment may be up to $150.0 million), and up to $2.0 million for technical cooperation credits must be approved by the Executive Committee of our Board of Directors or the Board of Directors itself. Loans in excess of the aforementioned Executive Committee’s limits require the approval of our Board of Directors.

Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one regional shareholder country may not exceed either 30% of our loan portfolio or 100% of our shareholders’ equity. Aggregate loans to entities in any non-regional shareholder country currently may not exceed eight times the total of such country’s paid-in capital contribution to us plus any assets entrusted by the country to us under a fiduciary relationship. This limit does not apply to trade loan financing with regional shareholder countries. Additionally, no more than four times the country’s paid-in capital contribution to us plus any assets entrusted to us under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to our total loan portfolio in relation to our shareholders’

equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of our shareholders’ equity, and loans to any private sector entity are limited in the aggregate to 10% of our shareholders’ equity.

Operations in which we extend credit to entities in Series “C” shareholder countries outside the Andean region must generally be related to activities of such entities in, or related to, the regional shareholder countries. The aggregate total of outstanding loans to entities in such countries for purely local activities may not exceed four times the amount of paid-in capital contributed by that country.

Our policies permit us to provide up to 100% of the total project costs with respect to short-term loans. For medium-and long-term loans, we determine the appropriate level of financing on a case-by-case basis; however, limited-recourse financing in such loans may not exceed 50% of project costs. In practice, however, we typically limit our loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by our credit policies.

Asset Quality

We classify a loan as overdue whenever payment is not made on its due date. We charge interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by us.

Not including non-accrual loans, at December 31, 2006, we had no overdue loans. At that date, there were no loans in non-accrual status, compared to $1.3 million in principal amount of loans in non-accrual status at December 31, 2005. For the year ended December 31, 2006, $16,000 of overdue interest and other charges in respect of loans in non-accrual status was excluded from net income.

Not including non-accrual loans, at December 31, 2005, we had no overdue loans. At that date, the total principal amount of loans in non-accrual status was $1.3 million, or 0.02% of our total loan portfolio, representing a decrease of $18.6 million compared to December 31, 2004. At December 31, 2005, the only loan in non-accrual status was related to a private sector borrower in Bolivia that was in the process of restructuring its debts, including its debts to us. For the year ended December 31, 2005, $0.6 million of overdue interest and other charges in respect of non-accrual status loans was excluded from net income.

At December 31, 2006, our total loan write-offs since our inception amounted to $162.9 million, of which $1.1 million, representing portions of loans made to two borrowers, occurred in 2006. Since inception, we have not suffered any individually significant losses on our loan portfolio. Although our loans do not enjoy any legal preference over those of other creditors, we do enjoy a de facto preferred creditor status arising from our status as a multilateral financial institution and from the interest of our borrowers in maintaining their credit standing with us.

Quality of Loan Portfolio

The following table shows our overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of our total loan portfolio at the respective dates indicated, as well as loans written-off during each period:

	Year Ended December 31,
	2006	2005	2004
	(in U.S.$ millions)

Total loan portfolio	8,097.5	7,347.0	7,104.1
Overdue loan principal	0.0	0.0	0.0
Loans in non-accrual status	0.0	1.3	20.0
Loans written-off during period	1.1	10.4	12.9
Allowance for loan losses	188.6	161.6	181.8
Overdue principal payment as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.00%	0.02%	0.28%
Allowance for loan losses as a percentage of loan portfolio	2.33%	2.20%	2.56%

The Constitutive Agreement requires that at least 10% of our net income in each year be allocated to our mandatory reserve until that reserve amounts to 50% of subscribed capital. In addition, we have a general reserve that can be used to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is unavailable or impractical. At December 31, 2006, the mandatory reserve was $255.4 million, the general reserve was $989.4 million and the allowance for loan losses was $188.6 million, totaling $1.4 billion.

See “Capital Structure — Reserves” for more information about our policies on reserves.

FUNDED DEBT

Funding Strategy

We raise funds for operations primarily in the international financial markets, although a relatively small part is raised within the regional shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio. In order to diversify our funding sources and to offer potential borrowers a wide range of credit facilities, we raise funds through bond issues in both the regional shareholder countries and the international capital markets. We also take deposits and obtain loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects funded by us, export credit agencies.

Within the regional shareholder countries, we raise funds from central banks and financial institutions and by means of regional bond issues. Outside the region, we obtain funding from public sector development and credit agencies, from multilateral development banks, from various North American, European and Japanese commercial banks, from capital markets and from the U.S. and European commercial paper markets.

Sources of Funded Debt

The breakdown of our outstanding funded debt, both within and outside the regional shareholder countries, at each of the dates indicated below was as follows:

	At December 31,
	2006	2005	2004
	(in U.S.$ millions)

Within the regional shareholder countries:
Term deposits	449.8	386.4	205.3
Bonds	449.2	320.0	353.1

	899.0	706.4	558.4
Outside the regional shareholder countries:
Deposits, acceptances and advances, commercial paper, and repurchase agreements	1,112.6	1,154.0	1,212.0
Loans and lines of credit	558.6	488.4	567.9
Bonds	3,703.3	3,526.9	3,634.2

	5,374.5	5,169.3	5,414.0

	6,273.5	5,875.7	5,972.4
Variation effect between spot and original FX rate	213.4	139.3	457.2

Fair value adjustments on hedging activities	(3.2)	76.5	167.0

Total	6,483.7	6,091.5	6,596.6

Maturity of Funded Debt

The breakdown of our outstanding funded debt, by instrument and maturity, at each of the dates indicated below was as follows:

	At December 31,
	2006	2005	2004
	(in U.S.$ millions)

Term deposits:
Up to 1 year	449.8	386.4	205.3
Acceptances, advances and commercial paper and repurchase agreements:
Up to 1 year	1,112.6	1,154.0	1,212.0
Loans and lines of credit:
Up to 1 year	104.9	76.8	99.0
Between 1 and 3 years	201.7	165.1	177.3
Between 3 and 5 years	134.9	173.4	139.6
More than 5 years	117.1	73.0	151.9

	558.6	488.4	567.8
Bonds:
Up to 1 year	499.6	294.4	723.7
Between 1 and 3 years	872.4	787.4	793.8
Between 3 and 5 years	946.5	956.7	584.9
More than 5 years	1,833.9	1,808.5	1,884.9

	4,152.4	3,846.9	3,987.3
Totals:
Up to 1 year	2,166.9	1,911.6	2,240.0
Between 1 and 3 years	1,074.1	952.5	971.1
Between 3 and 5 years	1,081.4	1,130.1	724.5
More than 5 years	1,951.0	1,881.5	2,036.8

	6,273.4	5,875.7	5,972.4
Variation effect between spot and original FX rate	213.4	139.3	457.2
Fair value adjustments on hedging activities	(3.2)	76.5	167.0

Total	6,483.7	6,091.5	6,596.6

Our borrowings are primarily U.S. dollar-based: 68.5% of our total borrowings, or 98.4% of borrowings after swaps, were denominated in U.S. dollars at December 31, 2006. The principal amount of non-U.S. dollar borrowings outstanding at December 31, 2006 included 21.5 billion Yen, 1.1 billion Euro, 60.7 million Pounds Sterling, 30.7 million Australian Dollars, 272.2 billion Colombian Pesos, 248.4 million Peruvian Soles, 2.1 million Canadian Dollars and 215.0 billion Venezuelan Bolivares; all of such non-U.S. dollar borrowings are swapped or otherwise hedged.

DEBT RECORD

We have never defaulted on the payment of principal of, or premium or interest on, any debt security we have issued, and we have always met all of our debt obligations on a timely basis.

ASSET AND LIABILITY MANAGEMENT

We reduce our sensitivity to interest rate risk by extending our loans on a floating rather than a fixed interest rate basis. As a result, at December 31, 2006, 99.0% of our outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, floating interest rates. When we make loans at fixed interest rates, we also obtain the corresponding funding on a fixed interest rate basis.

We require that counterparties with which we enter into swap agreements be rated “A” or better by two U.S. nationally recognized statistical rating organizations. At December 31, 2006, we were party to swap agreements with an aggregate notional amount of $3.9 billion.

We seek, to the extent possible under prevailing market conditions, to match the maturities of our liabilities to the maturities of our loan portfolio. At December 31, 2006, the weighted average life of our financial assets was 4.06 years and the weighted average life of our financial liabilities was 4.11 years. Based on our asset and liability structure at December 31, 2006, we have a positive cumulative gap over a 10 year horizon. This positive gap denotes asset sensitivity, which means that decreases in the general level of interest rates should have a negative effect on our net financial income and, conversely, increases in the general level of interest rates should have a positive effect on our net financial income.

Our management expects the weighted average life of our financial assets to increase gradually, as we make more longer-term loans for infrastructure development and similar purposes. At the same time, our management expects that the weighted average life of our liabilities will also increase as a result of our strategy of increasing our presence in the international long-term bond market as market conditions permit.

At December 31, 2006, approximately 99.9% of our assets and 67.3% of our liabilities were denominated in U.S. dollars, with the remainder of our liabilities being denominated principally in Euro, Yen and Pounds Sterling, which liabilities were swapped. After swaps, 99.9% of our liabilities were denominated in U.S. dollars. Generally, funding that is contracted in currencies other than the U.S. dollar is swapped into U.S. dollars. In some cases, we extend our loans in the same non-U.S. dollar currencies as debt is incurred in order to minimize exchange risks. Our shareholders’ equity is denominated entirely in U.S. dollars.

We do not trade derivatives for our own account. Under our asset-liability management policies, we enter into swap agreements to hedge interest rate and currency risks.

ADMINISTRATION

We are governed and administered by the bodies and officials detailed below:

Shareholders’ General Meeting

The shareholders’ general meeting is the ultimate decision-making body within CAF. Shareholders’ general meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum and compliance with other conditions set out in the Constitutive Agreement.

Shareholders’ ordinary general meetings are held once a year, within 90 days of the close of the financial year, and are convened by the Executive President. The shareholders’ ordinary general meeting:

(1)	considers the Board of Directors’ annual report and our financial statements, receives the independent auditors’ report and allocates our net income;

(2)	elects the Board of Directors according to the Constitutive Agreement;

(3)	appoints external auditors;

(4)	determines compensation for the Board of Directors and the external auditors; and

(5)	may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.

Shareholders’ extraordinary general meetings may be convened by resolution adopted at a shareholders’ ordinary general meeting, by the Board of Directors, by the Executive President, by any two Series “A” shareholders or by any shareholders representing at least 25% of paid-in capital. The shareholders’ extraordinary general meeting may:

(1)	increase, reduce or replenish our capital in accordance with the Constitutive Agreement;

(2)	dissolve CAF;

(3)	change the headquarters of CAF when the Board of Directors so proposes; and

(4)	consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.

Resolutions before shareholders’ ordinary general meetings are passed by the votes of at least three Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting. Resolutions passed at shareholders’ extraordinary general meetings (including a decision to dissolve CAF) require the votes of four Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the Constitutive Agreement, in which case an affirmative vote of all five Series “A” shareholders is required, together with a majority of the votes of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, which consists of at least four Series “A” shareholders and a simple majority of the other shareholders, at either an ordinary or extraordinary general meeting, two Series “A” shareholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.

Board of Directors

Our Board of Directors is composed of 13 directors, each of whom is elected for a term of three years and may be re-elected. Each of the five Series “A” shareholders is represented by one director. Five directors represent the governments or governmental institutions holding Series “B” shares and one director represents the private financial institutions holding Series “B” shares. Holders of Series “C” shares are entitled to elect two directors. In the event of a vacancy in a director position, the corresponding alternate director serves as director until such vacancy has been filled. Responsibilities of our Board of Directors include:

(1)	establishing and directing our credit and economic policies;

(2)	approving our budget;

(3)	approving our borrowing limits;

(4)	approving credits granted by us in excess of a specified limit;

(5)	establishing or modifying internal regulations; and

(6)	appointing the Executive President.

All of our directors are non-executive. As of December 4, 2007, the composition of the Board of Directors was as follows:

Directors (and their alternates) representing Series “A” shareholders:

Bolivia	Gabriel Loza (José Camargo Torrez)	Minister of Development Planning (Vice Minister of Public Investment and External Financing)
Colombia	Oscar Iván Zuluaga (Luis Guillermo Plata)	Minister of Treasury and Public Credit (Minister of Foreign Trade)
Ecuador	Eduardo Valencia (Raúl Sagasti L.)	President of the Board of Corporación Financiera Nacional (Ministry of Industries and Competitiveness)
Peru	Mercedes Rosalba Araóz F. (Luis Carranza U.)	Minister of Foreign Trade and Tourism (Minister of Economy and Finance)
Venezuela	Rodrigo Cabeza (Jorge Giordani)	Minister of the Popular Power for Finance (Minister of the Popular Power for Planning and Development)

Directors (and their alternates) representing the Series “B” shareholders:

Bolivia	Luis Alberto Arce (Oscar Navarro)	Minister of Treasury (Vice Minister of Treasury and Public Credit)
Colombia	José Dario Uribe (Carolina Rentaría R.)	General Manager of Banco de la República (Director of the National Planning Department)
Ecuador	Fausto Ortiz (Marcos López)	Minister of Economy and Finance (Board Member of Banco Central del Ecuador)
Peru	Luis Rebolledo S. (José Berley Arista Arbildo)	President of the Board of Corporación Financiera de Desarrollo (COFIDE) (Vice Minister of Treasury)
Venezuela	María Cristina Iglesias (Rafael Isea)	Minister of the Popular Power for Light Industries and Commerce (President of Banco de Desarrollo Económico y Social)
Private Financial Institutions	Gustavo Marturet (Juan Emilio Unzueta)	President of Banco Mercantil de Venezuela (President of the Board of Directors of Banco Mercantil-Santa Cruz S.A. de Bolivia)

The directors representing the Series “C” shareholders are Alexandre Meire da Rosa, Secretary of International Affairs of Brazil from the Ministry of Planning, Budget and Process, and Pedro Solbes Mira, Second Vice President of the Government and Minister of the Economy and Treasury for Spain. Their alternates are Oscar Tangelson, Secretary of Political Economy and Vice Minister of Economy of Argentina, and Francisco de Paula Gutiérrez, President of the Central Bank of Costa Rica.

The business address of each of the directors and each of the alternate directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.

Our Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the shareholders’ general meeting. Currently, Fausto Ortiz is the Chairman until March 31, 2008.

Executive Committee

The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of six directors, one from each regional shareholder country plus a director representing the Series “C” shareholders, and CAF’s Executive President, who presides over the Committee (unless the Chairman of the Board of Directors is part of the Committee, in which case she or he will preside).

Executive President

The Executive President is our legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the shareholders’ general meeting, the Board of Directors or the Executive Committee. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.

Our Executive President, L. Enrique García, was re-elected in June 2006 for a fourth five-year term that will expire in December 2011. Before becoming our Executive President in November 1991, Mr. García was Minister of Planning and Coordination and Head of the Economic and Social Cabinet in his native Bolivia. Between 1989 and 1991, he represented Bolivia as Governor to the World Bank, the Inter-American Development Bank (“IADB”) and as a member of the Development Committee of the World Bank. He was also Chairman of the Board of Directors of CAF from 1990 to 1991. Previously, Mr. García held senior positions during a 17-year tenure at the IADB, including Treasurer.

Officers

L. Enrique García	Executive President
Luis Enrique Berrizbeitia	Executive Vice President
Lilliana Canale	Vice President of Country Programs
Antonio Juan Sosa	Vice President of Infrastructure
Peter Vonk	Vice President of Corporate Finance and Investment Banking
Mauricio Yepez	Vice President of Financial Systems
Hugo Sarmiento	Vice President of Finance
Bernardo Requena (acting)	Vice President of Social and Environmental Development
Fernando Dongilio	Chief Legal Counsel
Marcello Zalles	Corporate Comptroller

Employees

At December 31, 2006, we employed 260 professionals and 75 support staff. The senior positions of Executive Vice President, Vice President of Finance, Vice President of Country Programs, Vice President of Infrastructure, Vice President of Corporate Finance and Investment Banking, Vice President of Financial Systems and Vice President of Social and Environmental Development are appointed by the Executive President, subject to ratification by the Board of Directors.

Our management believes that the salaries and other benefits of our professional staff are competitive and that the local support staff are paid at levels above the prevailing local rates. Although we are not subject to local labor laws, we provide our employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. We offer technical and professional training opportunities through courses and seminars in Venezuela and abroad for our employees. Management considers its relationship with CAF’s employees to be good. There is no employee union and there have been no strikes in the history of CAF.

THE REGIONAL SHAREHOLDER COUNTRIES

Certain of the following information has been extracted from publicly available sources. We believe that the information is accurate but we have not independently verified it.

The Andean region occupied by the regional shareholder countries is bordered by the Atlantic Ocean on the northeast, the Caribbean Sea on the north and the Pacific Ocean on the west, and covers approximately 4.7 million square kilometers in Northern and Western South America, approximately 20% of the continent.

Selected Demographic and Economic Data*

The following table presents selected demographic and economic data for the regional shareholder countries for the years indicated:

	Bolivia	Colombia	Ecuador	Peru	Venezuela

Population (in millions)
2006	9.6	46.8	13.4	27.2	27.2
2005	9.4	46.0	13.2	27.9	26.6
2004	9.2	45.3	13.0	27.5	26.1
2003	8.9	44.5	12.7	27.1	25.5
2002	8.7	43.7	12.4	26.7	25.1
Life expectancy at birth (years) (1)
2000-2005 (average)	66	73	74	70	73
2003	64	72	74	70	73
2002	64	72	71	70	74
2001	63	72	71	69	74
GDP (U.S.$ in millions) (2)
2006	10,582	134,291	40,892	93,330	176,463
2005	9,707	123,259	33,062	78,422	147,870
2004	8,762	98,370	28,667	68,641	133,580
2003	8,024	77,559	26,913	61,011	84,793
2002	7,801	80,595	24,311	56,517	94,340
GDP per capita (U.S.$) (2)
2006	1,099	2,871	3,050	3,429	6,480
2005	1,030	2,677	2,342	2,881	5,559
2004	950	2,170	2,325	2,559	5,118
2003	902	1,743	2,119	2,251	3,325
2002	897	1,844	1,961	2,117	3,759
Gross reserves (excluding gold) (U.S.$ in millions) (3)
2006	3,179	15,125	2,820	17,275	36,606
2005	1,714	14,947	1,667	14,097	30,368
2004	1,123	13,535	1,549	12,631	23,462
2003	717	10,921	903	10,201	24,208
2002	854	10,454	1,008	9,685	11,929

	Bolivia	Colombia	Ecuador	Peru	Venezuela

Consumer price index growth (4)
2006	5.0%	4.5%	2.1%	1.1%	17.0%
2005	5.4%	5.1%	2.1%	1.6%	16.0%
2004	4.4%	5.9%	2.8%	3.7%	21.9%
2003	3.4%	7.1%	7.9%	2.3%	31.1%
2002	0.9%	6.3%	12.5%	0.2%	22.4%
Exports of Goods (f.o.b.) (U.S.$ in millions)
2006	3,863	23,897	12,281	23,750	64,568
2005	2,671	21,187	9,701	17,247	55,487
2004	2,146	16,464	7,528	12,617	38,748
2003	1,573	13,395	6,004	8,954	27,170
2002	1,319	12,285	5,192	7,647	26,219
Imports of Goods (f.o.b.) (U.S.$ in millions)
2006	2,640	23,996	10,330	14,897	31,344
2005	2,191	19,779	9,064	12,084	23,955
2004	1,950	15,324	7,293	9,824	17,318
2003	1,613	13,136	6,098	8,244	10,707
2002	1,520	12,153	6,196	7,440	12,280

*	Sources: Official government sources (including but not limited to the ministries of finance of the regional shareholder countries) and estimates from Business Monitor International.

(1)	This information is extracted from the United Nations Human Development Indicators produced by the Human Development Report office of the United Nations.

(2)	Expressed in current U.S. dollars.

(3)	At December 31.

(4)	Average annual growth rates.

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.

The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and The Bank of New York (as successor in interest to JPMorgan Chase Bank), as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.

General

The debt securities will constitute our direct, unconditional, unsecured and general obligations. The debt securities will rank equally with all of our other unsecured Indebtedness. “Indebtedness” means all of our indebtedness in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.

The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:

(1)	the title;

(2)	the price or prices at which we will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of $1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances we will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.

Certain debt securities will be treated for United States federal income tax purposes as original issue discount notes (“Discount Notes”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for United States federal income tax purposes). If applicable, the prospectus supplement will describe the United States federal income tax consequences of the ownership of Discount Notes and any special rules regarding debt securities.

Denominations, Registration and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.

If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, we will appoint a transfer agent in Luxembourg, which we anticipate being the same entity that serves as our Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of our Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).

Global Debt Securities

Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:

(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)	printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.

Payment and Paying Agent

Unless otherwise indicated in the prospectus supplement, we will make payments of principal and interest on debt securities:

(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless

•	at our option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than $1,000,000 principal amount of the securities, payment is made by wire transfer.

Unless otherwise indicated in the prospectus supplement, our sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in the City of New York.

Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the debt securities when due.

Negative Pledge

As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, we will not cause or permit to be created on any of our property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by us for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by us as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.

Default; Acceleration of Maturity

Each of the following will constitute an “event of default” with respect to the debt securities of any series:

(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)	a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)	a failure to pay any amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)	the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.

If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.

Additional Payments by CAF

All amounts payable (whether in respect of principal, interest or otherwise) in respect of the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any of the regional shareholder countries or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, we will pay such additional amounts as may be necessary in order that the net amounts receivable by the holder of debt securities of any series after the withholding or deduction will equal the respective amounts that would have been receivable by the holder in the absence of the withholding or deduction, except that no additional amounts will be payable in relation to any payment in respect of any debt security:

(1)	to, or to a third party on behalf of, a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of his having some connection with any of the regional shareholder countries other than the mere holding of the debt security; or

(2)	presented for payment more than 30 days after the “Relevant Date” (as defined in the next paragraph), except to the extent that the relevant holder would have been entitled to the additional amounts on presenting the same for payment on the expiry of the period of 30 days.

As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “— Notices”.

Modification and Amendment

Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)	reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change our obligation to pay additional amounts.

We may, however, with the written consent of the holders of 66 2/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of a series or the fiscal agency agreement (as it applies to that series). Also, we and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:

(1)	adding to our covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that we and the fiscal agent may consider necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.

Notices

All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary therefor and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first class mail.

Further Issues

We may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities.

Governing Law; Submission to Jurisdiction; Waiver of Immunity

The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. We will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. We will appoint CT Corporation System in The City of New York as our authorized agent upon which process in any such action may be served. We will irrevocably waive any immunity to which we might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. CT Corporation System will not be an agent for service of process for actions brought under the United States securities laws, and our waiver of immunity will not extend to such actions.

DESCRIPTION OF THE GUARANTEES

From time to time we may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with us. A holder of a primary security will also have the benefit of our guarantee related to the primary security.

The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.

We may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:

•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.

Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of our other unsecured general debt obligations, and will be governed by the laws of the State of New York.

TAXATION

Regional Shareholder Country Taxation

Under the terms of the Constitutive Agreement, we are exempt from all types of taxes levied by each of the regional shareholder countries on our income, property and other assets, and on operations we carry out in accordance with that treaty, and we are exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.

Payments of principal and interest in respect of the debt securities to a non-resident of the regional shareholder countries will therefore not be subject to taxation in any of the regional shareholder countries, nor will any withholding for tax of any of the regional shareholder countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the regional shareholder countries, we have undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF”.

United States Taxation

This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion deals only with debt securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement.

This discussion assumes that the debt securities will be issued at par and that all principal and interest payments on the debt securities will be denominated in United States dollars. The United States federal income tax consequences of owning Discount Notes (as defined in “Description of the Debt Securities — General” above) and/or debt securities denominated in a currency other than United States dollars will be discussed in an applicable prospectus supplement.

If a partnership holds the debt securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the debt securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the debt securities.

If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation or an entity treated as a domestic corporation for purposes of the Internal Revenue Code,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

Payments of Interest.  You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Interest paid by us on the debt securities is income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest paid will, depending on your circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowed to you.

Purchase, Sale and Retirement of the Debt Securities.  Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt securities equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your debt securities. Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation,

•	a foreign partnership, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security, interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.

Purchase, Sale, Retirement and Other Disposition of the Debt Securities.  If you are a United States alien holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a debt security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a debt security effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by us or another non-United States payor and

•	other payments of principal and interest and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.

We may sell our guarantees separately from our debt securities to guarantee certain obligations associated with the securities of third party issuers. In such cases, we may sell the guarantees in the same transaction as the sale of the underlying security or we may sell the guarantee independently to guarantee the obligations of outstanding securities of third party issuers.

Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the U.S. Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to indemnification against and contribution toward certain civil liabilities, including liabilities under the U.S. Securities Act of 1933.

Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. We may elect to list any series of securities on any exchange, but we are not obligated to do so.

One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither we nor any underwriter can give assurances as to the liquidity of the trading market for the securities.

Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business.

VALIDITY OF THE DEBT SECURITIES

Sullivan & Cromwell LLP, Washington, D.C., will pass upon the validity of the debt securities on our behalf. Wilmer Cutler Pickering Hale and Dorr LLP, Washington, D.C., will pass upon the validity of the debt securities on behalf of the underwriters. Sullivan & Cromwell LLP and Wilmer Cutler Pickering Hale and Dorr LLP may rely as to certain matters on the opinion of our Chief Legal Counsel.

VALIDITY OF THE GUARANTEES

The validity of the guarantees will be passed upon on behalf of us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon on behalf of the underwriters by counsel to be named in the applicable prospectus supplement.

INDEPENDENT AUDITORS

The balance sheets as of December 31, 2006 and 2005 and the related statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006 included in this prospectus, have been audited by KPMG, independent registered public accounting firm, as stated in their report appearing elsewhere herein.

AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This registration statement of which the prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:

SEC Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents we have filed with it.

The information set forth herein, except the information appearing in the section entitled “The Regional Shareholder Countries”, is stated on the authority of the Acting Executive President of CAF, in his duly authorized capacity as Acting Executive President.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Luis Enrique Berrizbeitia
Luis Enrique Berrizbeitia
Acting Executive President

INDEPENDENT AUDITOR’S REPORT

The Board of Directors and Stockholders of
Corporación Andina de Fomento (CAF):

We have audited the accompanying balance sheets of Corporación Andina de Fomento (CAF) as of December 31, 2006 and 2005, and the related statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporación Andina de Fomento (CAF) as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with U.S generally accepted accounting principles.

KPMG

January 30, 2007
Caracas, Venezuela

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Balance Sheets
December 31, 2006 and 2005
(In thousands of U.S. dollars)

ASSETS

	Note	2006	2005

Cash and due from banks		8,997	1,740
Deposits with banks	2	353,442	334,571
Marketable securities
Trading	3	1,001,618	1,105,568
Held-to-maturity	3	356,128	87,885
Other investments	2	210,430	258,576
Loans	4	8,097,472	7,346,978
Less loan commissions, net of origination costs		59,982	57,023
Less allowance for losses	4	188,608	161,629

Loans, net		7,848,882	7,128,326

Equity investments	5	93,426	114,646

Interest and commissions receivable		226,530	181,939
Property and equipment	6	23,931	10,986
Other assets	7	316,109	258,092

Total assets		10,439,493	9,482,329

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	8	449,797	386,419
Commercial paper	9	773,354	710,270
Advances and short-term borrowings		339,256	443,707
Bonds	10	4,362,161	4,061,108
Borrowings and other obligations	11	559,135	489,972
Accrued interest and commissions payable		136,878	110,954
Accrued expenses and other liabilities	12	126,185	42,738

Total liabilities		6,746,766	6,245,168

Subscribed and paid-in capital (authorized capital US$5,000 million)		1,870,615	1,681,885
Additional paid-in capital		256,707	239,524
Reserves		1,244,752	1,032,514
Retained earnings		320,653	283,238

Total stockholders’ equity	14	3,692,727	3,237,161

Total liabilities and stockholders’ equity		10,439,493	9,482,329

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Income
Years ended December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

	Note		2006	2005	2004

Interest income
Loans	1	(f)	600,784	462,716	327,363
Investments and deposits with banks	1	(e)	95,830	59,433	27,992
Loan commissions	1	(f)	38,892	25,423	23,352

Total interest income			735,506	547,572	378,707

Interest expense
Deposits			20,587	12,319	3,359
Commercial paper			28,831	15,789	8,852
Advances and short-term borrowings			13,804	12,986	8,250
Bonds			264,424	188,551	123,919
Borrowings and other obligations			31,077	21,069	11,392
Commissions			5,350	4,871	5,094

Total interest expense			364,073	255,585	160,866

Net interest income			371,433	291,987	217,841
Provision for (credit to) allowance for loan losses	4		19,000	(14,500)	(18,555)

Net interest income, after provision for (credit to) allowance for loan losses			352,433	306,487	236,396
Non-interest income
Other commissions			4,090	5,814	2,548
Dividends and equity in earnings of investees			5,126	13,358	8,137
Ineffectiveness arising from fair value hedges			4,372	(1,146)	(828)
Other income			1,399	1,721	1,542

Total non-interest income			14,987	19,747	11,399

Non-interest expenses
Administrative expenses			46,414	42,640	38,120
Impairment charge for equity investments	5		190	24	1,694
Other expenses			163	332	228

Total non-interest expenses			46,767	42,996	40,042

Net income			320,653	283,238	207,753

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Stockholders’ Equity
Years ended December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

								Total
		Subscribed	Additional	Reserve pursuant to				stock-
		and paid-	paid-in	General	Article No. 42	Total	Retained	holders’
	Note	in capital	capital	reserve	of by-laws	reserves	earnings	equity

Balances at December 31, 2003		1,318,555	173,460	560,088	192,520	752,608	135,533	2,380,156
Capital increase	14	106,915	119,817	—	—	—	—	226,732
Stock dividends	14	73,205	(73,205)	—	—	—	—	—
Net income	14	—	—	—	—	—	207,753	207,753
Appropriated for general reserve	14	—	—	99,979	—	99,979	(99,979)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	14	—	—	—	13,554	13,554	(13,554)	—
Distributions to stockholders’ funds	15	—	—	—	—	—	(22,000)	(22,000)

Balances at December 31, 2004		1,498,675	220,072	660,067	206,074	866,141	207,753	2,792,641
Capital increase	14	95,110	107,552	—	—	—	—	202,662
Stock dividends	14	88,100	(88,100)	—	—	—	—	—
Net income	14	—	—	—	—	—	283,238	283,238
Appropriated for general reserve	14	—	—	145,573	—	145,573	(145,573)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	14	—	—	—	20,800	20,800	(20,800)	—
Distributions to stockholders’ funds	15	—	—	—	—	—	(41,380)	(41,380)

Balances at December 31, 2005		1,681,885	239,524	805,640	226,874	1,032,514	283,238	3,237,161
Capital increase	14	95,355	110,558	—	—	—	—	205,913
Stock dividends	14	93,375	(93,375)	—	—	—	—	—
Net income	14	—	—	—	—	—	320,653	320,653
Appropriated for general reserve	14	—	—	183,738	—	183,738	(183,738)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	14	—	—	—	28,500	28,500	(28,500)	—
Distributions to stockholders’ funds	15	—	—	—	—	—	(71,000)	(71,000)

Balances at December 31, 2006		1,870,615	256,707	989,378	255,374	1,244,752	320,653	3,692,727

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows
Years ended December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

	Note	2006	2005	2004

Cash flows from operating activities —
Net income		320,653	283,238	207,753
Adjustments to reconcile net income to net cash provided by (used in) operating activities —
Loss (gain) on sale of trading securities	3	(4)	(56)	2,019
Amortization of loan commissions, net of origination costs		(13,764)	(13,655)	(13,841)
Provision for (credit to) allowance for loan losses	4	19,000	(14,500)	(18,555)
Impairment charge for equity investments	5	190	24	1,694
Equity in earnings of investees		(2,447)	(8,273)	(6,138)
Amortization of deferred charges		2,971	3,138	2,764
Depreciation of property and equipment	6	3,234	3,115	2,735
Loss on sale of property and equipment		—	37	—
Provision for employees’ severance indemnities and benefits		5,476	4,544	3,775
Provision for employees’ savings plan		1,491	1,497	1,464
Net changes in operating assets and liabilities
Securities purchased under resale agreements		—	—	25,000
Severance indemnities paid or advanced		(3,055)	(2,863)	(1,875)
Employees’ savings plan paid or advanced		(606)	(1,532)	(559)
Trading securities, net	3	103,954	(87,796)	(381,876)
Interest and commissions receivable		(44,591)	(30,892)	(15,846)
Other assets		5,987	(11,517)	22,748
Accrued interest and commissions payable		25,924	15,097	(2,320)
Accrued expenses and other liabilities		(46,261)	(61,395)	(60,825)

Total adjustments and net changes in operating assets and liabilities		57,499	(205,027)	(439,636)

Net cash provided by (used in) operating activities		378,152	78,211	(231,883)

Cash flows from investing activities —
Purchases of held-to-maturity securities	3	(1,692,804)	(732,383)	(471,688)
Maturities of held-to-maturity securities	3	1,424,561	810,860	622,330
Purchases of other investments	2	(588,132)	(634,244)	(170,521)
Maturities of other investments	2	636,278	546,189	95,506
Loan origination and principal collections, net	4	(669,082)	(175,832)	(455,283)
Equity investments	5	23,477	5,738	7,336
Purchases of property and equipment	6	(16,179)	(1,489)	(5,016)

Net cash used in investing activities		(881,881)	(181,161)	(377,336)

Carried forward		(503,729)	(102,950)	(609,219)

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows, Continued
Years ended December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

	Note	2006	2005	2004

Brought forward		(503,729)	(102,950)	(609,219)

Cash flows from financing activities —
Net increase in deposits		63,378	181,073	(72,826)
Net increase in commercial paper		60,182	3,213	35,790
Proceeds from advances and short-term borrowings		864,993	997,624	1,179,022
Repayment of advances and short-term borrowings		(969,444)	(1,056,878)	(1,142,046)
Proceeds from issuance of bonds	10	810,228	584,332	657,500
Repayment of bonds	10	(504,678)	(724,624)	(644,534)
Proceeds from borrowings and other obligations	11	154,227	20,000	244,166
Repayment of borrowings and other obligations	11	(83,942)	(99,504)	(87,531)
Distributions to stockholders’ funds	15	(71,000)	(41,380)	(22,000)
Proceeds from issuance of shares	14	205,913	202,662	226,732

Net cash provided by financing activities		529,857	66,518	374,273

Net increase (decrease) in cash and cash equivalents		26,128	(36,432)	(234,946)
Cash and cash equivalents at beginning of year		336,311	372,743	607,689

Cash and cash equivalents at end of year		362,439	336,311	372,743

Consisting of:
Cash and due from banks		8,997	1,740	2,753
Deposits with banks		353,442	334,571	369,990

		362,439	336,311	372,743

Supplemental disclosure —
Interest paid during the year		327,725	235,717	157,993

Noncash financing activities —
Change in other assets due to fair value hedging relationships		70,044	(410,761)	196,372
Change in other liabilities due to fair value hedging relationships		68,077	2,781	(107,688)

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

(1)	Significant Accounting Policies

(a)	Description of Business

Corporación Andina de Fomento (“CAF” or the “Corporation”) commenced operations on June 8, 1970 and is a multilateral financial institution established under public international law which abides by the provisions of its by-laws. Series “A” and “B” Shareholder countries are: Bolivia, Colombia, Ecuador, Peru and Venezuela. Series “C” Shareholder countries are: Argentina, Brazil, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Paraguay, Panama, Spain, Trinidad and Tobago and Uruguay. In addition, there are 15 banks which are Series “B” shareholders. The Corporation has its headquarters in Caracas, Venezuela.

The Corporation’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in its member countries.

(b)	Financial Statements Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and the functional currency is the U.S. dollar.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts in the 2005 and 2004 financial statements have been reclassified to conform to the current year’s presentation.

(c)	Foreign Currency Transactions

Transactions in currencies other than U.S. dollars are translated at exchange rates prevailing on the international market at the dates of the transactions. Foreign currency balances are translated at year-end exchange rates. Any gains or losses on foreign exchange including related hedge effects are included the statement of income and are not significant.

(d)	Cash Equivalents

Cash equivalents are defined as cash, due from banks and deposits with banks.

(e)	Marketable Securities

The Corporation classifies its debt securities in one of two categories: trading or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Corporation has the ability and intent to hold until maturity.

Trading securities are recorded at fair value. Unrealized gains and losses on trading securities are included in earnings.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. A decline in the market value of any held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount. The impairment is charged to income and a new cost basis for the security is established. Premiums and discounts are amortized or accreted

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.

Dividend and interest income are recognized when received and earned, respectively.

(f)	Loans

The Corporation grants short, medium and long-term loans to finance projects, working capital, trade activities and undertake feasibility studies for investment opportunities in its member countries. Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, less the allowance for loan losses and loan commissions net of origination costs. Interest income is accrued on the unpaid principal balance. Loan commission fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method and are presented as loan commissions in the statement of income.

The accrual of interest on loans is discontinued at the time a private sector loan is 90 days (180 days for public sector loans) delinquent unless the credit is well-secured and in process of collection.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The nonaccrual loans are considered impaired. Factors considered by management in determining impairment include payments status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

(g)	Equity Investments

CAF participates with equity investments in companies and investment funds in strategic sectors, with a view to promoting the development of such companies and their participation in the securities markets and to serve as a catalytic agent in attracting resources into the Shareholder countries.

Equity investments are accounted for using the equity method or at cost. If the Corporation has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist at a 20% of equity ownership level, the equity investments are accounted for using the equity method. Under the equity method, the carrying value of the equity investment is adjusted for its proportionate share of earnings or losses, dividends received and certain other transactions of the investee company.

A decline in the market value of any equity investment accounted for at cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to income and a new cost basis for the investment is established.

(h)	Allowance for Loan Losses

The allowance for loan losses is maintained at a level the Corporation believes is adequate but not excessive to absorb probable losses inherent in the loan portfolio as of the date of the financial statements. The general allowance for loan losses is established by the Corporation based on the individual risk rating for the long term foreign currency debt of the borrower countries which is assigned by the international risk rating agencies as of the date of the financial statements preparation. This country risk rating considers a default probability. In the case of sovereign loan portfolio a factor of preferred creditor status is also considered.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

A specific allowance is established by the Corporation for those loans that are considered impaired. A loan is considered as impaired when based on currently available information and events, there exists the probability that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the loans effective interest rate.

Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

(i)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation, calculated on the straight-line method, is charged to operations over the estimated useful lives of assets.

(j) Employees’ Severance Indemnities

The Corporation accrues for employees’ severance indemnities in accordance with the Corporation’s personnel regulations and the Partial Reform of the Organic Labor Law of the Bolivarian Republic of Venezuela, which establish that employees are entitled to an indemnity upon the termination of employment, equivalent to five days remuneration for each month of service, plus two days for each year of service up to a maximum of 30 days, commencing from the second year. Under certain circumstances the reformed law also provides for the payment for unjustified dismissal. The accrual is presented net of advances and interest is paid annually on the outstanding balance.

(k)	Pension Plan

The Corporation established in March 2005 a defined benefit pension plan (the Plan). The Plan is contributory and the benefits are based on years of service and the average employee’s salary for the three consecutive years of service with the highest salary.

(l)	Derivative Instruments and Hedging Activities

All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Corporation designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge). The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Corporation discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in income. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

other comprehensive income, until income is affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either income or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge.

The Corporation discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Corporation continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Corporation continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in income. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Corporation continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in income. In all situations in which hedge accounting is discontinued, the Corporation continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in income.

(2)	Deposits with Banks and Other Investments

Deposits with banks mature in three months or less and include the following:

	December 31,
	2006	2005

U.S. dollars	350,820	331,098
Other currencies	2,622	3,473

	353,442	334,571

Deposits with maturities over 90 days are reported in the balance sheets as other investments.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

(3)	Marketable Securities

Trading Securities

A summary of trading securities follows:

		Average
		maturity	Average
	Amount	(years)	yield (%)

At December 31, 2006 —
U. S. Treasury Notes	49,904	0.42	3.24
Bonds of non-U.S. governments and government entities	149,648	1.61	6.07
Financial institutions and corporate securities	802,066	1.53	5.47

	1,001,618	1.49	5.45

At December 31, 2005 —
U. S. Treasury Notes	39,762	0.37	3.56
Bonds of non-U.S. governments and government entities	237,616	1.47	3.66
Financial institutions and corporate securities	828,190	1.83	4.04

	1,105,568	1.70	3.94

Trading securities include net unrealized gains of US$167, US$332 and US$391 at December 31, 2006, 2005 and 2004, respectively.

Held-to-Maturity Securities

A summary of held-to-maturity securities follows:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
	cost	gains	losses	Fair value

At December 31, 2006 —
Bonds of non-U.S. governments and government entities	60,483	17	—	60,500
Financial institutions and corporate securities	295,645	—	—	295,645

	356,128	17	—	356,145

At December 31, 2005 —
U. S. Treasury Notes	5,001	—	(21)	4,980
Bonds of non-U.S. governments and government entities	37,884	5	(21)	37,868
Financial institutions and corporate securities	45,000	—	—	45,000

	87,885	5	(42)	87,848

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

Held-to-maturity securities mature as follows:

	December 31,
	2006	2005

Remaining Maturities —
Less than one year	316,644	80,373
Between one and two years	14,996	7,512
Between two and three years	10,496	—
Between three and four years	13,992	—

	356,128	87,885

(4)	Loans

Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loan contracts have been subscribed with the Series “A” and “B” Shareholder countries, or with private institutions or companies of these countries.

Loans by country are summarized as follows:

At December 31, 2006 —

	Bolivia	Colombia	Ecuador	Peru	Venezuela	Other	Total

Loans	1,024,293	1,619,530	1,370,785	1,801,741	1,723,523	557,573	8,097,445

Fair value adjustments on hedging activities							27

Carrying value of loans							8,097,472

At December 31, 2005 —
Loans	981,643	1,899,517	1,230,543	1,712,262	1,134,678	387,995	7,346,638

Fair value adjustments on hedging activities							340

Carrying value of loans							7,346,978

Fair value adjustments to the carrying value of loans represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

At December 31, 2006, loans in other currencies were granted for an equivalent of US$4,006, principally in Peruvian nuevos soles. At December 31, 2006 and 2005, loans include fixed interest rate loans of US$78,987 and US$104,052, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

The loan portfolio composition and average yield of loans disbursed and outstanding are summarized below:

	December 31,
	2006		2005
		Average		Average
	Amount	yield (%)	Amount	yield (%)

Loans	8,097,445	8.19	7,346,638	7.42

Loans by industry segments are as follows:

	December 31,
	2006	%	2005	%

Agriculture, hunting and forestry	142,056	2	220,279	3
Exploitation of mines and quarries	60,000	1	10,000	1
Manufacturing industry	193,379	2	168,633	2
Supply of electricity, gas and water	908,160	11	838,646	11
Transport, warehousing and communications	3,189,947	39	2,751,072	37
Commercial banks	460,089	6	492,515	7
Development banks	266,468	3	252,742	3
Social and other infrastructure programs	2,850,809	35	2,582,288	35
Other activities	26,537	1	30,463	1

	8,097,445	100	7,346,638	100

Loans mature as follows:

	December 31,
	2006	2005

Remaining Maturities -
Less than one year	1,438,002	1,374,268
Between one and two years	997,762	996,721
Between two and three years	991,247	910,545
Between three and four years	848,419	764,184
Between four and five years	839,428	722,714
Over five years	2,982,587	2,578,206

	8,097,445	7,346,638

At December 31, 2006 and 2005, all loans were performing except for certain loans which were classified as impaired and were in nonaccrual status. At December 31, 2005, the carrying value of impaired loans was approximately US$1,332. The average recorded investment in impaired loans during the years ended December 31, 2006 and 2005 was approximately US$199 and US$9,331, respectively.

Had these loans not been in impairment status, income for the years ended December 31, 2006 and 2005 would have increased by US$16 and US$577, respectively. During the year ended December 31, 2005, there were interest collections against impaired loans amounting to US$76.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

Loan Participations and A/B Loans

The Corporation administers loan participations provided to clients, and assumes the credit risk only for that portion of the loan owned by the Corporation. During 2006 and 2005, the Corporation administered loans of this nature whereby other financial institutions provided funds amounting to US$69,833 and US$441,221, respectively.

Allowance for Loan Losses

Movements of the allowance for loan losses follow:

	December 31,
	2006	2005	2004

Balances at beginning of year	161,629	181,801	209,766
Provision for (credit to) results of operations	19,000	(14,500)	(18,555)
Recoveries	9,043	4,696	3,522
Loans charged-off	(1,064)	(10,368)	(12,932)

Balances at end of year	188,608	161,629	181,801

(5)	Equity Investments

A summary of equity investments follows:

	December 31,
	2006	2005

Direct investments in companies (including investments accounted for using the equity method of US$5,668 and US$5,456, at December 31, 2006 and 2005, respectively)	10,371	10,640
Investment funds (including investments accounted for using the equity method of US$62,197 and US$72,826, at December 31, 2006 and 2005, respectively)	83,055	104,006

	93,426	114,646

The Corporation recorded an impairment charge of US$190, US$24 and US$1,694 for the years ended December 31, 2006, 2005 and 2004, respectively, related to equity investments accounted for at cost.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

(6)	Property and Equipment

A summary of property and equipment follows:

	December 31,
	2006	2005

Land	14,069	796
Buildings	19,353	19,353
Buildings improvements	10,939	10,035
Furniture and equipment	8,298	6,323
Vehicles	328	328

	52,987	36,835
Less accumulated depreciation	29,056	25,849

	23,931	10,986

Depreciation is provided for property and equipment on the straight-line method over the estimated useful lives of the respective classes of assets, as follows:

Buildings	15 years
Buildings improvements	5 years
Furniture and equipment	2 to 5 years
Vehicles	5 years

(7)	Other Assets

A summary of other assets follows:

	December 31,
	2006	2005

Deferred charges	27,170	36,629
Derivative assets (see note 17)	285,364	215,320
Other assets	3,575	6,143

	316,109	258,092

(8)	Deposits

The Corporation’s deposits of US$449,797 at December 31, 2006 mature in 2007 (US$386,419 at December 31, 2005 — mature in 2006).

(9)	Commercial Paper

The Corporation’s commercial paper of US$773,354 at December 31, 2006 matures in 2007 (US$710,270 at December 31, 2005 — matures in 2006). At December 31, 2006 and 2005, the interest rates on commercial paper ranged from 3.62% to 5.43% and from 4.23% to 4.60%, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

(10)	Bonds

An analysis of bonds follows:

	December 31,
	2006			2005
			Weighted			Weighted
	Principal outstanding		average	Principal outstanding		average
	At original	At spot	cost, after	At original	At spot	cost, after
	exchange	exchange	swaps (%)	exchange	exchange	swaps (%)
	rate	rate	(Year-end)	rate	rate	(Year-end)

U.S. dollars	2,630,340	2,630,340	6.34	2,451,128	2,451,128	5.31
Yen	184,332	168,011	5.96	385,945	382,231	4.49
Colombian Pesos	100,000	121,500	5.43	100,000	119,003	4.65
Pounds Sterling	63,405	79,783	7.97	272,193	300,982	7.23
Euros	998,659	1,187,727	6.25	637,668	731,227	5.61
Peruvian Nuevos Soles	75,748	77,698	5.87	—	—	—
Venezuelan Bolivars	100,000	100,000	5.28	—	—	—

	4,152,484	4,365,059		3,846,934	3,984,571

Fair value adjustments on hedging activities		(2,898)			76,537

Carrying value of bonds		4,362,161			4,061,108

Fair value adjustments to the carrying value of bonds represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

A summary of the bonds issued, by remaining maturities, follows:

	December 31,
	2006	2005

Remaining maturities —
Less than one year	499,593	294,379
Between one and two years	137,646	499,655
Between two and three years	734,703	287,704
Between three and four years	162,709	584,770
Between four and five years	783,869	371,948
Over five years	1,833,964	1,808,478

	4,152,484	3,846,934

At December 31, 2006 and 2005, fixed interest rate bonds amounted to US$2,894,621 and US$3,003,082, respectively, of which US$758,896 and US$1,117,357, respectively, are denominated in yen, pounds sterling, Colombian pesos, euros and Peruvian nuevos soles.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

(11)	Borrowings and Other Obligations

An analysis of borrowings and other obligations and their weighted average cost, follows:

	December 31,
	2006			2005
			Weighted			Weighted
	Principal outstanding		average	Principal outstanding		average
	At original	At spot	cost, after	At original	At spot	cost, after
	exchange	exchange	swaps (%)	exchange	exchange	swaps (%)
	rate	rate	(Year-end)	rate	rate	(Year-end)

U.S. dollars	539,092	539,092	5.84	463,245	463,245	4.84
Yen	11,766	12,601	4.18	19,610	21,235	4.17
Euros (at spot rate)	1,899	1,899	5.41	3,574	3,574	5.81
Peruvian Nuevos Soles	4,066	4,066	5.99	—	—	—
Other currencies (at spot rate)	1,823	1,823	—	1,932	1,932	—
		—

	558,646	559,481		488,361	489,986

Fair value adjustments on hedging activities		(346)			(14)

Carrying value of borrowings and other obligations		559,135			489,972

Fair value adjustments to the carrying value of borrowings and other obligations represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

At December 31, 2006 and 2005, there are fixed interest-bearing borrowings and other obligations amounting to US$20,322 and US$20,945, respectively.

Borrowings and other obligations, by remaining maturities, are summarized below:

	December 31,
	2006	2005

Remaining maturities —
Less than one year	104,880	76,839
Between one and two years	57,072	110,006
Between two and three years	144,703	55,133
Between three and four years	28,996	143,890
Between four and five years	105,889	29,496
Over five years	117,106	72,997

	558,646	488,361

Some borrowing agreements contain covenants conditioning the use of the funds for specific purposes or projects.

At December 31, 2006 and 2005 there were unused term credit facilities amounting to US$227,700 and US$128,000, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

(12)	Accrued Expenses and Other Liabilities

A summary of accrued expenses and other liabilities follows:

	December 31,
	2006	2005

Employees’ severance indemnities, benefits and savings plan	42,157	34,346
Derivative liabilities (see note 17)	70,858	2,781
Deferred income	2,442	2,859
Other liabilities	10,728	2,752

	126,185	42,738

(13)	Pension Plan

The Corporation established in March 2005 a defined benefit pension plan (the Plan) which is mandatory for all new employees as of the date of implementation of the Plan and voluntary for all other employees. The Plan is contributory and the benefits are based on years of service and the average employee’s salary for the three consecutive years of service with the highest salary. The employees make monthly contributions to the Plan equal to 7% of their salary. Voluntary participants must contribute to the Plan certain withheld benefits. The Plan has 55 participants.

The measurement date used to determine pension benefit measures for the Plan is December 31.

The Plan’s benefit obligation (PBO) and assets as of December 31, 2006 and 2005 follow:

	December 31,
	2006	2005

Plan’s benefit obligation (PBO)	189	644
Assets	189	639

Weighted-average assumptions used to determine net benefit cost from the origination of the Plan to December 31, 2006 and 2005 follow:

Discount rate	4%
Expected long-term rate of return on Plan assets	4%
Rate of salary increase	3%

(14)	Stockholders’ Equity

Authorized Capital

The authorized capital of the Corporation at December 31, 2006, 2005 and 2004, amounts to US$5,000,000, distributed among Series “A”, “B” and “C” shares.

Subscribed Callable Capital

The payment of subscribed callable capital will be as required, with prior approval of the Board of Directors, in order to meet financial obligations of the Corporation, when internal resources are inadequate.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

Shares

The Corporation’s shares are classified as follows:

Series “A” shares:  Subscribed by the governments or public-sector institutions, semipublic or private entities with social or public objectives of: Bolivia, Colombia, Ecuador, Peru and Venezuela. These shares grant the right of representation on the Corporation’s board of one principal director and one alternate director per share. Series “A” shares have a par value of US$1,200.

Series “B” shares:  Subscribed by the governments or public-sector institutions, semipublic or private entities and commercial banks of: Bolivia, Colombia, Ecuador, Peru and Venezuela. These shares grant the right of representation on the Corporation’s board of one principal director and one alternate director. Also, the commercial banks are entitled to one principal director and one alternate director on the board. Series “B” shares have a par value of US$5.

Series “C” shares:  Subscribed by legal entities or individuals belonging to countries other than Bolivia, Colombia, Ecuador, Peru and Venezuela. These shares provide for representation on the board of directors of the Corporation of two principal directors and their respective alternates, who are elected by the holders of these shares. Series “C” shares have a par value of US$5.

A summary of the movement in subscribed and paid-in capital for the years ended December 31, 2006, 2005 and 2004, follows:

	Number of Shares			Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

At December 31, 2003	5	241,505	21,006	6,000	1,207,525	105,030	1,318,555
Dividends in shares	—	13,478	1,163	—	67,390	5,815	73,205
Issued for cash	—	14,739	6,644	—	73,695	33,220	106,915

At December 31, 2004	5	269,722	28,813	6,000	1,348,610	144,065	1,498,675
Dividends in shares	—	15,931	1,689	—	79,655	8,445	88,100
Issued for cash	—	14,926	4,096	—	74,630	20,480	95,110

At December 31, 2005	5	300,579	34,598	6,000	1,502,895	172,990	1,681,885
Dividends in shares	—	16,747	1,928	—	83,735	9,640	93,375
Issued for cash	—	15,061	4,010	—	75,305	20,050	95,355

At December 31, 2006	5	332,387	40,536	6,000	1,661,935	202,680	1,870,615

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

Subscribed and paid-in capital is held as follows at December 31, 2006:

	Number of Shares			Amounts
Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	25,055	—	1,200	125,275	—	126,475
Colombia	1	92,198	—	1,200	460,990	—	462,190
Ecuador	1	26,632	—	1,200	133,160	—	134,360
Peru	1	94,121	—	1,200	470,605	—	471,805
Venezuela	1	94,120	—	1,200	470,600	—	471,800
Argentina	—	—	4,890	—	—	24,450	24,450
Brazil	—	—	11,924	—	—	59,620	59,620
Chile	—	—	310	—	—	1,550	1,550
Costa Rica	—	—	2,326	—	—	11,630	11,630
Dominican Republic	—	—	1,101	—	—	5,505	5,505
Jamaica	—	—	130	—	—	650	650
Mexico	—	—	3,333	—	—	16,665	16,665
Panama	—	—	1,663	—	—	8,315	8,315
Paraguay	—	—	1,292	—	—	6,460	6,460
Spain	—	—	11,035	—	—	55,175	55,175
Trinidad & Tobago	—	—	147	—	—	735	735
Uruguay	—	—	2,385	—	—	11,925	11,925
Commercial banks	—	261	—	—	1,305	—	1,305

	5	332,387	40,536	6,000	1,661,935	202,680	1,870,615

At December 31, 2006, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of		Number of		Number		Number
Stockholder	shares	Amount	shares	Amount	of shares	Amount	of shares	Amount

Bolivia	1,452	7,260	—	—	14,400	72,000	—	—
Colombia	1,654	8,270	—	—	50,400	252,000	—	—
Ecuador	—	—	—	—	14,400	72,000	—	—
Peru	—	—	—	—	50,400	252,000	—	—
Venezuela	—	—	—	—	50,400	252,000	—	—
Argentina	—	—	4,107	20,535	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	3,304	16,520	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Panama	—	—	506	2,530	—	—	—	—
Spain	—	—	—	—	—	—	40,000	200,000
Uruguay	—	—	1,410	7,050	—	—	—	—

	3,106	15,530	9,327	46,635	180,000	900,000	42,400	212,000

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

Subscribed and paid-in capital is held as follows at December 31, 2005:

	Number of Shares			Amounts
Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	22,911	—	1,200	114,555	—	115,755
Colombia	1	83,275	—	1,200	416,375	—	417,575
Ecuador	1	24,050	—	1,200	120,250	—	121,450
Peru	1	85,047	—	1,200	425,235	—	426,435
Venezuela	1	85,047	—	1,200	425,235	—	426,435
Argentina	—	—	2,687	—	—	13,435	13,435
Brazil	—	—	11,297	—	—	56,485	56,485
Chile	—	—	294	—	—	1,470	1,470
Costa Rica	—	—	2,204	—	—	11,020	11,020
Jamaica	—	—	124	—	—	620	620
Mexico	—	—	3,158	—	—	15,790	15,790
Panama	—	—	1,416	—	—	7,080	7,080
Paraguay	—	—	1,224	—	—	6,120	6,120
Spain	—	—	10,455	—	—	52,275	52,275
Trinidad & Tobago	—	—	140	—	—	700	700
Uruguay	—	—	1,599	—	—	7,995	7,995
Commercial banks	—	249	—	—	1,245	—	1,245

	5	300,579	34,598	6,000	1,502,895	172,990	1,681,885

At December 31, 2005, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of		Number of		Number of		Number of
Stockholder	shares	Amount	shares	Amount	shares	Amount	shares	Amount

Bolivia	2,311	11,555	—	—	14,400	72,000	—	—
Colombia	5,938	29,690	—	—	50,400	252,000	—	—
Ecuador	1,234	6,170	—	—	14,400	72,000	—	—
Peru	4,336	21,680	—	—	50,400	252,000	—	—
Venezuela	4,336	21,680	—	—	50,400	252,000	—	—
Argentina	—	—	6,161	30,805	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Mexico	—	—	—	—	—	—	1,600	8,000
Panama	—	—	675	3,375	—	—	—	—
Spain	—	—	—	—	—	—	40,000	200,000
Uruguay	—	—	2,108	10,540	—	—	—	—

	18,155	90,775	8,944	44,720	180,000	900,000	42,400	212,000

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

General Reserve

The general reserve was set-up to cover possible contingencies. The stockholders decided to increase the reserve by US$183,738, US$145,573 and US$99,979 during the years ended December 31, 2006, 2005 and 2004, by appropriations from net income for the years ended December 31, 2005, 2004 and 2003, respectively.

Reserve Pursuant to Article No. 42 of the By-laws

The Corporation’s by-laws establish that at least 10% of annual net income is to be allocated to a reserve fund until that fund amounts to 50% of the subscribed capital. Additional allocations may be approved by the stockholders. At the stockholders meetings in March 2006, 2005 and 2004, it was authorized to increase the reserve by US$28,500, US$20,800 and US$13,554, from net income for the years ended December 31, 2005, 2004 and 2003, respectively.

(15)	Distributions to Stockholders’ Funds

The Corporation’s board distributes a portion of retained earnings to special funds, created to promote technical cooperation, sustainable human development and management of poverty relief funds.

In March 2006, 2005 and 2004, the stockholders agreed to allocate US$71,000, US$41,380 and US$22,000, from retained earnings at December 31, 2005, 2004 and 2003, respectively, to the stockholders’ funds.

(16)	Tax Exemptions

The Corporation is exempt from all taxes on income, properties and other assets. It is also exempt from liability related to the payment, withholding or collection of any tax or other levy.

(17)	Derivative Instruments and Hedging Activities

The Corporation seeks to match the maturities of its liabilities to the maturities of its loan portfolio. The Corporation utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. The Corporation does not hold or issue derivative financial instruments for trading or speculative purposes.

By using derivative financial instruments to hedge exposures to changes in interest rate and foreign exchange rates, the Corporation exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Corporation, which creates credit risk for the Corporation. When the fair value of a derivative contract is negative, the Corporation owes the counterparty and, therefore, it does not possess credit risk. The Corporation minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

The market risk associated with interest rate and currency risk is managed by swapping loans and borrowings subject to fixed interest rates and denominated in foreign currency into floating interest rate instruments denominated in U.S. dollars. The Corporation enters into derivative instruments with market risk characteristics that are expected to change in a manner that will offset the economic change in value of specifically identified loans, bonds or borrowings and other obligations. Derivative contracts held by the Corporation consist of interest rate and cross-currency swaps and are designated as fair value hedges of

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

specifically identified loans, bonds or borrowings and other obligations with fixed interest rates or non U.S. currency exposure.

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items at December 31, 2006 and 2005:

	Notional amount		Fair value
	Interest rate	Cross-	Derivative	Derivative
	swap	currency swap	assets	liabilities

At December 31, 2006 —
Loans	15,000	—	—	32
Bonds	2,200,725	—	—	45,902
Bonds	—	1,521,876	282,809	23,877
Borrowings and other obligations	—	11,766	641	309
Commercial paper	—	192,263	1,914	738

	2,215,725	1,725,905	285,364	70,858

At December 31, 2005 —
Loans	30,000	—	—	294
Bonds	1,950,725	—	6,071	—
Bonds	—	1,396,059	207,359	237
Borrowings and other obligations	—	19,611	1,462	—
Commercial paper	—	173,844	428	2,250

	1,980,725	1,589,514	215,320	2,781

For the years ended December 31, 2006, 2005 and 2004 all of the Corporations’ derivatives which have been designated in hedging relationships were considered fair value hedges. The change in fair value of such derivative instruments and the change in fair value of hedged items attributable to risk being hedged is included in the statements of income.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

(18)	Fair Value

The following table presents the carrying amounts and estimated fair values of the Corporation’s financial instruments at December 31, 2006 and 2005. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties:

	December 31,
	2006		2005
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Financial assets:
Cash and due from banks	8,997	8,997	1,740	1,740
Deposits with banks	353,442	353,442	334,571	334,571
Trading securities	1,001,618	1,001,618	1,105,568	1,105,568
Held-to-maturity securities	356,128	356,145	87,885	87,848
Other investments	210,430	210,430	258,576	258,576
Loans, net	7,848,882	7,853,270	7,128,326	7,132,482
Equity investments	93,426	93,426	114,646	114,646
Interest and commissions receivable	226,530	226,530	181,939	181,939
Derivative contracts (included in other assets)	285,364	285,364	215,320	215,320

Financial liabilities:
Deposits	449,797	449,797	386,419	386,419
Commercial paper	773,354	773,354	710,270	710,270
Advances and short-term borrowings	339,256	339,256	443,707	443,707
Bonds	4,362,161	4,366,054	4,061,108	4,065,155
Borrowings and other obligations	559,135	558,280	489,972	489,227
Derivative contracts (included in accrued expenses and other liabilities)	70,858	70,858	2,781	2,781
Accrued interest and commissions payable	136,878	136,878	110,954	110,954

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and due from banks, deposits with banks, other assets, deposits, commercial paper, advances and short-term borrowings, accrued interest and commissions, accrued expenses: The carrying amounts approximate fair value because of the short maturity of these instruments.

Marketable securities: The fair values of held-to-maturity securities are based on quoted market prices at the reporting date for those or similar securities. Trading securities are carried at fair value based on quoted market prices.

Loans: The Corporation is one of the few institutions that offer loans for development in the stockholder countries. A secondary market does not exist for the type of loans granted by the Corporation. As rates on variable rate loans and loan commitments are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined using the current variable interest rate for similar loans.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Financial Statements
December 31, 2006, 2005 and 2004
(In thousands of U.S. dollars)

Equity investments: The fair value of equity investments is determined based on a financial analysis of the investees.

Derivative assets and liabilities: Current market prices obtained from third party banks were used to estimate fair values of interest rate and foreign currency swap agreements.

Bonds, borrowings and other obligations: The fair value of bonds, borrowings and other obligations is determined using either broker quotes or current rates offered to the Corporation for similar debt of the same remaining maturities.

(19)	Commitments and Contingencies

Commitments and contingencies include the following:

	December 31,
	2006	2005

Credit agreements subscribed	2,133,410	2,121,192
Lines of credit	1,232,221	811,790
Letters of credit	20,065	11,946
Guarantees	544,630	203,789

These commitments and contingencies result from the normal course of the Corporation’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

In the ordinary course of business the Corporation has entered into commitments to extend credit. Such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made.

The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, parts of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

In the event the credit lines are not utilized, no additional cost is incurred by the Corporation.

Guarantees mature as follows:

	December 31,
	2006	2005

Less than one year	273,480	2,850
Between one and two years	—	85,333
Between two and three years	109,540	—
Over five years	161,610	115,606

	544,630	203,789

Guarantees result from the normal course of the Corporation’s business and usually take the form of partial guarantees to CAF’s clients, as a credit enhancement for their liabilities, as well as guarantees to third parties on behalf of the Corporation’s clients. CAF’s responsibility is usually limited to payment up to the amount of the guarantee upon default by the client. The carrying value of the guarantees at December 31, 2006 and 2005 was nil.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Interim Financial Information
As of September 30, 2007 and December 31, 2006

Balance Sheets
(In thousands of U.S. dollars)

	September 30,	December 31,
	2007	2006
	(unaudited)

ASSETS
Cash and due from banks	3,071	8,997
Deposits with banks	256,792	353,442
Marketable securities
Trading	897,418	1,001,618
Held-to-maturity	583,431	356,128
Securities purchased under resale agreements	44,400	—
Other investments	149,166	210,430
Loans	9,054,872	8,097,472
Less loan commissions, net of origination costs	48,262	59,982
Less allowance for losses	218,035	188,608

Loans, net of allowance for losses	8,788,575	7,848,882

Equity investments	92,894	93,426
Interest and commissions receivable	257,570	226,530
Property and equipment	24,564	23,931
Other assets	397,454	316,109

Total assets	11,495,335	10,439,493

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	879,551	449,797
Commercial paper	1,045,437	773,354
Advances and short-term borrowings	466,499	339,256
Bonds	4,402,603	4,362,161
Borrowings and other obligations	580,036	559,135
Accrued interest and commissions payable	129,783	136,878
Accrued expenses and other liabilities	64,719	126,185

Total liabilities	7,568,628	6,746,766

Subscribed and paid-in capital (authorized capital US$5,000 million)	1,994,050	1,870,615
Additional paid-in capital	201,067	256,707
Reserves	1,477,405	1,244,752
Retained earnings	254,185	320,653

Total stockholders’ equity	3,926,707	3,692,727

Total liabilities and stockholders’ equity	11,495,335	10,439,493

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Interim Financial Information for
the Nine-Month Periods Ended September 30, 2007 and 2006

Statements of Income
(In thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2007	2006

Interest income
Loans	522,356	440,015
Investments and deposits with banks	67,308	69,507
Loan commissions	23,351	31,147

Total interest income	613,015	540,669

Interest expense
Deposits	18,812	15,708
Commercial paper	37,894	21,196
Advances and short-term borrowings	17,324	10,362
Bonds	200,272	178,129
Borrowings and other obligations	27,024	22,739
Commissions	3,487	3,412

Total interest expense	304,813	251,546

Net interest income	308,202	289,123
Provision (credit) for loan losses	27,000	(10,100)

Net interest income, after provision (credit) for loan losses	281,202	299,223
Non-interest income
Other commissions	1,958	4,036
Dividends and equity in earnings of investees	9,678	4,880
Ineffectiveness arising from fair value hedges	—	—
Other income	1,571	1,114

Total non-interest income	13,207	10,030

Non-interest expenses
Administrative expenses	32,774	29,498
Ineffectiveness arising from fair value hedges	7,368	11,184
Impairment charge for equity investment	82	109
Other expenses	—	146

Total non-interest expenses	40,224	40,937

Net income	254,185	268,316

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Interim Financial Information for
the Nine-Month Periods Ended September 30, 2007 and 2006

Statements of Cash Flows
(In thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2007	2006

Cash flows from operating activities
Net income	254,185	268,316
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Net gain of trading securities	415	10
Amortization of loan commissions, net of origination costs	(13,490)	(9,394)
Provision (credit) for loan losses	27,000	(10,100)
Impairment charge for equity investments	82	109
Equity in earnings of investees	(2,584)	(2,676)
Depreciation of property and equipment	2,656	2,299
Amortization of deferred charges	1,782	2,146
Provision for employees’ severance indemnities and benefits	3,950	3,400
Provisions for employees’ savings plan	1,104	1,117
Net changes in operating assets and liabilities
Severance indemnities paid or advanced	(2,065)	(2,115)
Employees’ savings plan paid or advanced	(929)	(984)
Trading securities, net	104,801	80,542
Interest and commissions receivable	(31,040)	(53,882)
Other assets	(23,714)	24,984
Accrued interest and commissions payable	(7,095)	21,736
Accrued expenses and other liabilities	(8,925)	1,172

Total adjustments and net changes in operating assets and liabilities	51,948	58,364

Net cash provided by (used in) operating activities	306,133	326,680

Cash flows from investing activities
Purchases of held-to-maturity securities	(1,679,499)	(1,341,688)
Maturities of held-to-maturity securities	1,452,196	1,178,479
Securities purchased under resale agreements	(44,400)	—
Purchases of other investments	(306,618)	(439,993)
Maturities of other investments	367,882	496,764
Loan origination and principal collections, net	(953,216)	(62,159)
Equity investments	3,034	21,420
Purchases of property and equipment	(3,289)	(15,152)

Net cash provided by investing activities	(1,163,910)	(162,329)

Carried forward	(857,777)	164,351

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Interim Financial Information for
the Nine-Month Periods Ended September 30, 2007 and 2006

Statements of Cash Flows, Continued
(In thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2007	2006

Brought forward	(857,777)	164,351
Cash flows from financing activities
Net increase (decrease) in deposits	429,754	(73,505)
Net increase (decrease) in commercial paper	268,345	(214,977)
Net increase in advances and short-term borrowings	1,007,117	669,908
Repayment of advances and short term borrowings	(883,124)	(841,116)
Proceeds from issuance of bonds	604,000	425,748
Repayment of bonds	(671,661)	(296,051)
Proceeds from borrowings and other obligations	90,043	100,000
Repayment of borrowings and other obligations	(69,068)	(54,103)
Allocations to stockholders’ funds	(88,000)	(71,000)
Proceeds from issuance of shares	67,795	187,253

Net cash provided by (used in) financing activities	755,201	(167,843)

Net decrease in cash and cash equivalents	(102,576)	(3,492)
Cash and cash equivalents at beginning of period	362,439	336,311

Cash and cash equivalents at end of period	259,863	332,819

Consisting of:
Cash and due from banks	3,071	2,173
Deposits with banks	256,792	330,646

	259,863	332,819

Supplemental disclosure
Interest paid during the period	303,010	224,688
Non-cash financing activities
Change in other assets due to fair value hedging relationships	52,045	30,914
Change in other liabilities due to fair value hedging relationships	(54,600)	17,942

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Interim Financial Information
September 30, 2007 and 2006

(1)	Basis of Presentation

The interim financial information as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006 is unaudited and has been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the nine-month period ended September 30, 2007 are not necessarily an indication of the results to be expected for the full year 2007.

This interim financial information should be read in conjunction with the Corporation’s financial statements as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 and the notes thereto presented in the prospectus.

(2)	Allowance for Loan Losses

Due to the increase in the loan portfolio, the Corporation’s provision for loan losses was $27.0 million for the nine-month period ended September 30, 2007, which was the primary cause for an increase in CAF’s allowance for loan losses from $188.6 million at December 31, 2006 to $218.0 million at September 30, 2007.

The allowance for loan losses is maintained at a level the Corporation believes is adequate but not excessive to absorb probable losses inherent in the loan portfolio as of the date of the financial statements. The general allowance for loan losses is established by the Corporation based on the individual risk rating for the long term foreign currency debt of the borrower countries which is assigned by the international risk rating agencies as of the date of the financial statements preparation. This country risk rating considers a default probability. In the case of sovereign loan portfolio a factor of preferred creditor status is also considered.

A specific allowance is established by the Corporation for those loans that are considered impaired. A loan is considered as impaired when based on currently available information and events, there exists the probability that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the loan’s effective interest rate.

Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

(3)	Commitments and Contingencies

Commitments and contingencies include the following (in thousands of U.S. dollars):

	September 30,
	2007	2006

Credit agreements subscribed	2,069,674	2,070,729
Lines of credit for foreign trade	1,675,993	1,116,579
Letters of credit for foreign trade	26,125	25,357
Guarantees	396,276	490,150

These commitments and contingencies result from the normal course of the Corporation’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

In the ordinary course of business the Corporation has entered into commitments to extend credit. Such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Interim Financial Information
September 30, 2007 and 2006

The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, part of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

In the event the credit lines are not utilized, no additional cost is incurred by the Corporation.

Guarantees primarily consist of partial credit guarantees given to the Republics of Bolivia, Colombia, Ecuador and Peru for the payment of principal and interest up to the following amounts (in thousands of U.S. dollars):

	September 30,
	2007	2006

2006	—	26,730
2007	103,761	201,007
2008	81,942	—
2009	49,540	109,540
2018	133,033	124,873
2025	28,000	28,000

	396,276	490,150

$250,000,000

CORPORACIÓN ANDINA DE FOMENTO

5.75% Notes Due 2017

PROSPECTUS SUPPLEMENT

Credit Suisse

HSBC	Merrill Lynch & Co.

January 24, 2008